Exhibit 99.E

Quarterly Bulletin

September 2015

South African Reserve Bank

© South African Reserve Bank

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Enquiries relating to this Bulletin should be addressed to:

Head: Economic Research and Statistics Department
South African Reserve Bank
P O Box 427
Pretoria 0001
Tel. +27 12 313-3668/3676

http://www.reservebank.co.za	ISSN 0038-2620

Quarterly Bulletin September 2015

Contents

Quarterly Economic Review

Introduction	1
Domestic economic developments	4
Domestic output	4
Real gross domestic expenditure	8
Final consumption expenditure by households	9
Final consumption expenditure by government	11
Fixed capital formation	11
Inventory investment	13
Factor income	13
Gross saving	14
Employment	15
Labour cost and productivity	20
Prices	21
Foreign trade and payments	30
International economic developments	30
Current account	33
Financial account	41
Foreign debt	43
International reserves and liquidity	46
Exchange rates	47
Turnover in the South African foreign-exchange market	49
Monetary developments, interest rates and financial markets	50
Money supply	50
Credit extension	52
Interest rates and yields	56
Money market	64
Bond market	65
Share market	68
Market for exchange-traded derivatives	69
Real-estate market	70
Non-bank financial intermediaries	72
Flow of funds	73
Public finance	75
Non-financial public-sector borrowing requirement	75
Budget comparable analysis of national government finance	77

Statement issued by Lesetja Kganyago, Governor of the South African Reserve Bank

Statement of the Monetary Policy Committee 23 July 2015	84

Notes to tables	92

Statistical tables

Contents	S–0
Statistical tables	S–2
Key information	S–146

Quarterly Bulletin September 2015

Quarterly Economic Review

Introduction

The global economy recorded its third consecutive quarter of pedestrian growth in the second quarter of 2015, with considerable divergence in the performance of individual countries. At the same time global inflation remained well contained and monetary policy settings in the major advanced economies strongly expansionary, while it seemed likely that the Federal Reserve in the United States (US) would start increasing its policy interest rate at some point in the final four months of the year.

International commodity prices, on balance, weakened somewhat further in the second quarter of 2015 and beyond. The imminent lifting of sanctions against Iran and the expected normalisation of its oil exports, alongside subdued global economic growth, contributed to lower crude oil prices, while the prices of many other commodities also fluctuated lower. Commodity-exporting countries therefore continued to face downward pressure on export proceeds, income and employment levels, fiscal receipts and exchange rates. These constraints were of particular relevance for countries in sub-Saharan Africa, given the lack of diversification in their economies.

Financial markets were upset by events in China, mostly in the third quarter of the year when share prices fell precipitously from their previously established exuberant levels. This triggered volatility in global financial markets and led to various policy actions on the side of the Chinese authorities in an attempt to stabilise the situation; these actions included the easing of monetary policy and the devaluation of the renminbi exchange rate.

The South African economy contracted in the second quarter of 2015. Real gross domestic product (GDP) fell at an annualised rate of 1,3 per cent, reversing the positive growth of equal magnitude that was recorded in the first quarter of the year. During the second quarter, real output contracted sharply in the agricultural sector, brought about by widespread drought conditions. Real value added also fell back considerably in the mining, manufacturing and electricity sectors of the economy as a combination of disappointing global and domestic demand conditions and supply-side frictions, including electricity load-shedding, weighed on production. The trade and accommodation sector also registered a marginal contraction in the quarter under review, reflecting subdued domestic sales and tourism expenditure.

Lustreless production was reflected in meagre job creation. Over the year to the second quarter of 2015, the bulk of the jobs that were created was in the informal sector rather than in the formal sector of the economy, while roughly one in four workers remained unemployed.

Real gross domestic expenditure declined more forcefully than real production in the second quarter of 2015. Real consumption expenditure by households rose at a much slower pace than in the previous quarter as the beneficial effect on household finances of a reduction in fuel prices was partially reversed. The rebound in fuel prices contributed to a contraction in household spending on petrol and diesel, culminating in lower real expenditure on non-durable goods. Real spending on semi-durables lost some momentum, and growth in real expenditure on durable goods slowed to its weakest rate since the second quarter of 2009, mainly due to a reduction in expenditure on motor vehicles. Only services expenditure picked up somewhat. The generally lacklustre expenditure by households contributed to slow growth in household debt and a decline in the household debt-to-income ratio in the second quarter.

While the general government’s real final consumption expenditure edged higher in the quarter under review, growth in real gross fixed capital formation lost further momentum. This deceleration was concentrated in capital outlays by private business enterprises and was consistent with the sluggish economic growth performance of the country and the poor state of business confidence. The only area of private-sector investment which picked up notably was that of electricity-generation projects. Capital investment by public corporations, which

Quarterly Bulletin September 2015

contracted in the first quarter of 2015, ticked higher in the second quarter as Eskom again stepped up spending, while real fixed capital formation by general government maintained its growth momentum.

Real inventory levels declined significantly in the second quarter of 2015 as platinum inventories were run down in the mining sector while crude oil import volumes were also reduced, aligned with scheduled maintenance shutdowns at major oil refineries.

The external trade account staged a gratifying reversal into a surplus in the second quarter of the year. Despite a further decline in the international prices of South African export commodities, the quantities exported rose notably, led by platinum, gold, iron ore, chemical products and vehicles. Simultaneously, import volumes edged lower, mainly brought about by a lull in imports of crude oil in the second quarter, but also reflecting the weak domestic expenditure and depreciated real exchange value of the rand. Part of the improvement in the trade account was offset by a larger deficit on the services, income and current transfer account. Large reductions in dividend and travel receipts – some of them probably related to stricter South African visa regulations – contributed to this outcome. Nevertheless, in the second quarter of 2015 the deficit on the current account narrowed further to 3,1 per cent of GDP, thereby contracting for the fourth consecutive quarter.

The financial account continued to benefit from a net inflow of capital in the quarter under review. This consisted mainly of inward portfolio investment, with equity inflows bolstered by non-residents who responded positively to a rights issue by a health insurance company and debt security inflows benefiting from further net bond purchases from abroad. However, ‘other’ investment flows switched from sizeable inflows previously to an outflow in the second quarter of 2015. Non-resident deposits with South African banks declined notably when the proceeds of an earlier disinvestment transaction, temporarily held on deposit with local banks, were withdrawn. The various flows on the current and financial accounts broadly neutralised each other, resulting in an almost unchanged reserve asset position in the second quarter.

The exchange value of the rand, on balance, depreciated further in the second quarter of the year and continued to fluctuate lower in July and August 2015, in line with a more general downward trend in the exchange rates of emerging-market and commodity currencies. Exchange-rate volatility increased in the wake of the turmoil in the Chinese share market and the devaluation of the renminbi, and the trading range of the rand widened significantly, although to a lesser extent in the deep and liquid domestic market for trading rand against foreign currency than in the thinner offshore market outside of normal South African trading hours.

The rate of growth in bank loans and advances remained low in the first seven months of 2015, consistent with the generally subdued economic conditions. Credit extension to households remained particularly weak, whereas lending to companies maintained somewhat firmer momentum, led by loans to the electricity, real-estate development and financial intermediation sectors.

In the housing market, prices continued to rise in the first seven months of 2015 but at a slightly slower pace than before. Share- and bond-market turnover remained brisk over the same period, with share prices on the JSE Limited (JSE) reaching a record high late in April 2015 before running out of steam in the subsequent four months as weaker commodity prices, the subdued economy and the uncertainties introduced by the turmoil in the Chinese share market took their toll.

With economic conditions tough and capacity utilisation low, consumer price inflation outcomes in the middle months of 2015 were generally slightly below market expectations and comfortably within the target range. Average wage settlements declined marginally compared with the previous year, while unit labour cost increases seemed consistent with the inflation target range. At the same time, most measures of underlying inflation also decelerated somewhat as consumer services price inflation slowed. However, inflation was expected to gain momentum in the remainder of the year and in the first half of 2016, propelled by higher food and electricity prices as well as a reversal of the deflationary trend in petrol price inflation.

Quarterly Bulletin September 2015

Against this background, in July 2015 the Monetary Policy Committee (MPC) decided to raise the repurchase rate by 25 basis points, bringing the cumulative increase in the policy rate since the first upward move in January 2014 to 100 basis points. Other money-market interest rates followed the repurchase rate. Orderly conditions with adequate liquidity continued to characterise the money market.

The national government’s finances progressed broadly as planned during the first four months of the 2015/16 fiscal year. Weaker-than-expected collections of company taxes were offset by strong income tax collections from individuals and by firm collections of value-added tax (VAT). Aggregate expenditure was also kept within the budgeted projections, notwithstanding the awarding of a higher-than-budgeted salary increase to the public service with effect from April 2015.

In the April–June quarter of 2015, the public-sector borrowing requirement was significantly higher than in the corresponding period a year earlier. Part of this increase arose from stepping up the infrastructure expenditure of general government and public corporations. While the infrastructure programmes have encountered numerous delays and frustrations, a significant milestone in the quest to resolve the bottlenecks in the economy was reached at the end of August 2015 when full commercial operation of the first generating unit completed at the Medupi power station, Unit 6, commenced, adding almost 800 MW to the capacity of the electricity grid.

Quarterly Bulletin September 2015

Domestic economic developments

Domestic output1

The South African economy contracted in the second quarter of 2015. Following an increase of 1,3 per cent in the first quarter of 2015, real gross domestic production shrank at an annualised rate of 1,3 per cent in the second quarter. This reversal could mainly be attributed to a contraction in the real value added by the goods-producing sectors of the economy, although growth in the real value added by the services sector also moderated over the period. However, measured over a year, the level of real GDP in the second quarter of 2015 was still 1,2 per cent higher than in the corresponding period in 2014.

The real value added by the primary sector contracted in the second quarter of 2015. Following an increase of 3,3 per cent in the first quarter of 2015, real output of the primary sector declined at an annualised rate of 9,3 per cent in the second quarter as production in both the agricultural and the mining sectors declined over the period.

Quarterly Bulletin September 2015

Real output of the agricultural sector shrank at a rate of 17,4 per cent in the second quarter of 2015 – the second consecutive quarterly decline following an almost equally sharp decrease of 16,6 per cent in the preceding quarter. Dry weather conditions experienced during the planting and growth season adversely affected field crop production in the second quarter of 2015 and stood in contrast to the bumper harvest of 2014.

The real value added by the mining sector declined in the second quarter of 2015 following robust growth in the preceding two quarters. Weighed down by electricity-supply constraints and weak global demand, the real output of the mining sector contracted by 6,8 per cent in the second quarter. Significant declines in coal and iron-ore production primarily contributed to the negative growth, as increases were registered in the production of platinum, diamonds and gold. Coal production was hampered by industrial action, which affected output at some coal mines, and by lower demand from industrial users, while relatively mild winter temperatures and electricity load-shedding also had a bearing on the demand for coal. The production of iron ore was suppressed by muted demand on account of a global oversupply of steel and a further drop in the price of iron ore.

The pace of increase in the real value added by the platinum-mining sector slowed in the second quarter of 2015 as production levels normalised after the five-month strike in the platinum sector in 2014. In the gold-mining industry, the restructuring of certain gold mines contributed to increased operational efficiencies which underpinned higher production levels in the second quarter.

The real value added by the secondary sector declined by 1,4 per cent in the first quarter of 2015 and by a further 4,7 per cent in the second quarter. The real output of the manufacturing as well as electricity, gas and water subsectors contracted, whereas activity in the construction sector remained muted over the period.

Quarterly Bulletin September 2015

Real gross domestic product

Percentage change at seasonally adjusted annualised rates

	2014					2015
Sector	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr
Primary sector	-17,2	-1,0	5,2	13,3	0,0	3,3	-9,3
Agriculture	4,8	5,6	9,5	7,5	5,6	-16,6	-17,4
Mining	-22,8	-3,0	3,9	15,2	-1,6	10,2	-6,8
Secondary sector	-3,8	-2,5	-0,4	7,2	0,4	-1,4	-4,7
Manufacturing	-6,4	-4,0	-1,0	9,5	0,0	-2,4	-6,3
Tertiary sector	1,7	1,9	2,4	1,8	2,1	1,5	1,1
Non-primary sector	0,4	0,9	1,8	3,0	1,8	0,8	-0,3
Total	-1,6	0,5	2,1	4,1	1,5	1,3	-1,3
Excluding agriculture, mining and manufacturing	1,7	1,9	2,3	1,8	2,1	1,4	0,9

Real output of the manufacturing sector declined further in the second quarter of 2015. After contracting at a rate of 2,4 per cent in the first quarter of 2015, the real value added by the manufacturing sector shrank at a rate of 6,3 per cent in the second quarter, subtracting 0,8 percentage points from overall growth in gross domestic production. Production declines were relatively broad-based, with more pronounced decreases recorded in the subsectors supplying basic iron and steel, non-ferrous metal products, petroleum and chemical products, and food and beverages. The disappointing performance of the manufacturing sector continued to reflect sluggish domestic and global demand, dwindling commodity prices, ongoing electricity constraints, and higher production costs. As a result, the utilisation of production capacity in the manufacturing sector inched lower from 81,5 per cent in the first quarter of 2015 to 80,7 per cent in the second quarter.

While both the chemical and the basic iron and steel industries – together accounting for roughly 44 per cent of total manufacturing production – were adversely affected by rising energy costs and the irregular supply of electricity, the latter also had to compete with an increasing supply of steel imports from China, much of it at extraordinarily low prices. Lower quarter-to-quarter growth in the motor vehicle manufacturing subsector reflected a moderation in demand fuelled by weak income growth, higher petrol prices, and above-inflation increases in the prices of new motor vehicles.

Quarterly Bulletin September 2015

Consistent with dwindling activity in the mining and manufacturing sectors, the real value added by the sector supplying electricity, gas and water contracted in the second quarter of 2015. Real output growth in this subsector switched from an annualised rate of 0,7 per cent in the first quarter of 2015 to -2,9 per cent in the second quarter. This reversal could be ascribed to impaired electricity production arising from scheduled maintenance and unplanned outages as undermaintained generation units failed, along with delays in capacity expansion programmes. The effect was further exacerbated by the lower volumes of electricity consumed by households due to the fairly mild winter temperatures experienced in the second quarter alongside higher real electricity prices. Imports of electricity increased in the second quarter of 2015 in order to ensure the consistent supply of power to major industrial users. Load-shedding continued to affect business confidence and productivity growth in the economy.

Real economic activity in the construction sector moderated in the second quarter of 2015 as building activity remained subdued. Growth in the real value added by the construction sector decelerated to an annualised rate of 0,2 per cent in the second quarter, having increased at a rate of 0,8 per cent in the first quarter. Construction activity improved marginally, while residential and non-residential building activity remained lacklustre.

The pace of increase in the real value added by the tertiary sector slowed further from the first to the second quarter of 2015, registering increases at annualised rates of 1,5 per cent and 1,1 per cent respectively over the period. Growth in the real value added by general government accelerated, while activity in the transport and communication as well as finance, insurance, real-estate and business services sectors increased at a slower pace. The real value added by the trade sector contracted over the period.

Consistent with a slower pace of increase in consumer demand, growth in the real output of the commerce sector turned negative in the second quarter of 2015. Having increased at an annualised rate of 1,2 per cent in the first quarter of 2015, the real value added by the trade sector contracted by 0,4 per cent in the second quarter as activity in both the wholesale and the motor-trade subsectors declined, while retail trade activity tapered off. The retail trade sector experienced increased cost pressures and a deterioration in household demand as consumers’ financial position and their appetite to spend were affected by higher taxes, higher administered prices, and a slower pace of increase in credit extension. The underlying trend in activity in the motor-trade subsector continued on its downward trajectory due to, among other factors, subdued income growth, electricity-supply constraints, and new vehicle price increases in excess of headline consumer price inflation adversely affecting business and consumer confidence.

Growth in the real value added by the transport, storage and communication sector moderated from 1,2 per cent in the first quarter of 2015 to 0,2 per cent in the second quarter as activity in both road and railway transport tapered off. The subsector was negatively affected by increased road tariffs, frequent petrol price increases, increasing driver fees, and higher vehicle maintenance costs. Operations were further affected by additional maintenance as Transnet Freight Rail embarked on a project to address maintenance backlogs and replace obsolete infrastructure components. However, real output of the sector benefited from sustained growth in the communication subsector as the number of active mobile subscribers and the usage of mobile data continued to increase.

The real value added by the finance, insurance, real-estate and business services sector increased at an annualised rate of 2,7 per cent in the second quarter of 2015, slower than the rate of 3,8 per cent recorded in the preceding quarter. This mainly reflected a slower rate of increase in the real output of the banking sector due to subdued demand for loans and a decrease in fee income over the period.

Following a decline in the real value added by general government in the first quarter of 2015, real output rose by 0,6 per cent in the second quarter, consistent with a sluggish rate of growth in government expenditure and employment over the period.

Quarterly Bulletin September 2015

Real gross domestic expenditure

Real gross domestic expenditure declined in the second quarter of 2015 – the first quarterly contraction since the fourth quarter of 2013. Subsequent to an increase of 2,7 per cent in the first quarter of 2015, gross domestic expenditure declined at an annualised rate of 7,2 per cent in the second quarter as real gross domestic final demand increased at a slower pace alongside a reduction in real inventory holdings. At the same time, growth in real final consumption expenditure by households and gross fixed capital formation moderated somewhat, while real final consumption expenditure by general government increased at a lacklustre pace over the period.

Real gross domestic expenditure

Percentage change at seasonally adjusted annualised rates

	2014					2015
Component	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr
Final consumption expenditure
Households	1,0	1,0	1,1	1,6	1,4	2,4	1,2
General government	1,7	2,4	1,4	1,0	1,9	-1,9	0,4
Gross fixed capital formation	-9,2	-5,4	2,4	2,6	-0,4	1,8	1,0
Domestic final demand	-1,0	0,0	1,5	1,7	1,1	1,4	1,0
Change in inventories (R billions)*	-4,1	-1,0	2,9	3,8	0,4	8,8	-38,9
Gross domestic expenditure	3,8	0,9	3,2	0,3	0,6	2,7	-7,2

*	At constant 2010 prices

Real net exports made the largest contribution to growth in real GDP in the second quarter of 2015, adding 6,1 percentage points, whereas the destocking of real inventory holdings subtracted 6,2 percentage points from growth in real GDP over the period.

Quarterly Bulletin September 2015

Contribution of expenditure components to growth in real gross domestic product

Percentage points

	2014					2015
Component	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr
Final consumption expenditure
Households	0,6	0,6	0,7	1,0	0,8	1,5	0,7
General government	0,3	0,5	0,3	0,2	0,4	-0,4	0,1
Gross fixed capital formation	-2,0	-1,1	0,5	0,5	-0,1	0,4	0,2
Change in inventories	4,1	0,4	0,5	0,1	-0,1	0,7	-6,2
Net exports	-5,2	-0,4	-1,1	3,9	0,9	-1,4	6,1
Residual	0,6	0,5	1,2	-1,6	-0,4	0,6	-2,2
Gross domestic product	-1,6	0,5	2,1	4,1	1,5	1,3	-1,3

Final consumption expenditure by households

Consistent with a drop in consumer confidence and slower real income growth in the second quarter of 2015, growth in real final consumption expenditure by households tapered off over the period. Having increased at an annualised rate of 2,4 per cent in the first quarter of 2015, real spending by households advanced at a substantially slower pace of 1,2 per cent in the second quarter of 2015. This moderation resulted from a contraction in expenditure on non-durable goods alongside slower growth in spending on durable and semi-durable goods. Expenditure on services, however, accelerated over the period.

Growth in real outlays on durable goods lost further momentum in the second quarter of 2015, slowing from an annualised rate of 1,3 per cent in the first quarter of 2015 to 0,2 per cent in the second quarter – the weakest growth since the second quarter of 2009. This was mainly due to lower household expenditure on personal transport equipment, the largest component in the durable basket. Real spending on all other durable goods components increased at a faster pace in the second quarter of 2015.

Real outlays on semi-durable goods rose at a slightly slower pace in the second quarter of 2015 although still recording an annualised rate of increase of 3,1 per cent. Spending on motor car tyres and accessories and recreational goods slowed in the second quarter while spending on all other semi-durable categories increased at a faster pace. Attractive and competitive prices of clothing and footwear, for instance, probably enticed consumers to step up their spending on these components.

Quarterly Bulletin September 2015

The notable pickup in households’ real expenditure on non-durable goods in the first quarter of 2015 was not sustained in the second quarter. Having increased at an annualised rate of 3,2 per cent in the first quarter of 2015, real outlays on non-durable goods contracted by 0,7 per cent in the second quarter. Higher petrol and diesel prices contributed to a decline in expenditure on petroleum products, while lower spending on household fuel and power reflected the declining trend in spending on electricity – some of it forced by load-shedding – over the period. Real consumer outlays on food and beverages – the largest component in the non-durable goods category – accelerated further in the second quarter.

Real final consumption expenditure by households

Percentage change at seasonally adjusted annualised rates

	2014					2015
Category	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr
Durable goods	4,8	3,4	4,0	5,3	5,3	1,3	0,2
Semi-durable goods	1,9	1,8	2,8	3,3	3,2	3,5	3,1
Non-durable goods	0,8	0,9	-0,1	1,5	0,8	3,2	-0,7
Services	0,1	0,4	1,2	0,4	0,5	1,8	2,9
Total	1,0	1,0	1,1	1,6	1,4	2,4	1,2

Real spending on services, constituting the largest part of total consumption expenditure by households, accelerated from 1,8 per cent in the first quarter of 2015 to 2,9 per cent in the second quarter of 2015. Lower expenditure on transport services, recreational services and financial services was fully countered by higher real outlays on rent, medical services and miscellaneous services.

The acceleration in growth in spending on miscellaneous services mainly reflected lower net travel receipts from abroad. A notable decline in spending by foreign tourists visiting South Africa reflected, among other factors, the negative effect of the implementation of more stringent regulations affecting visa permits as well as the spate of xenophobic attacks earlier this year. This was exacerbated by earlier perceptions of unrest following industrial action in 2014 as well as the outbreak of Ebola in that year, albeit in a distant part of the continent. Outlays on financial services decreased due to lower banking fees collected from bank clients.

Growth in real disposable income of households moderated from an annualised rate of 2,2 per cent in the first quarter of 2015 to 1,6 per cent in the second quarter. Consistent with the modest pace of increase in spending by households in the second quarter of 2015, quarter-to-quarter growth in household debt also slowed over the period

Quarterly Bulletin September 2015

As a percentage of disposable income, household debt declined from 78,7 per cent in the first quarter of 2015 to 77,8 per cent in the second quarter. The cost of servicing household debt as a percentage of disposable income, however, remained unchanged at 9,4 per cent in the first and second quarters of 2015.

Growth in the net wealth of the household sector also moderated in the second quarter of 2015 as the increase in the value of the housing stock slowed somewhat alongside lower share prices which affected the market valuation of households’ portfolio holdings. Despite the slower pace of increase in the household sector’s net wealth, it remains elevated; relative to annualised disposable income, it moderated from 363 per cent in the first quarter of 2015 to 354 per cent in the second quarter.

Final consumption expenditure by government

Real final consumption expenditure by general government increased at an annualised rate of 0,4 per cent in the second quarter of 2015 following a decline of 1,9 per cent in the first quarter. In the second quarter, increases were recorded in the real compensation of employees as well as expenditure on non-wage goods and services. Compared with spending in the first six months of 2014, real final consumption expenditure by general government increased by 0,4 per cent in the corresponding period of 2015. Relative to the country’s nominal GDP, final consumption expenditure by general government advanced from 19,8 per cent in the first quarter of 2015 to 20,0 per cent in the second quarter.

Fixed capital formation

Growth in real gross fixed capital formation lost further momentum, decelerating from an annualised rate of 1,8 per cent in the first quarter of 2015 to 1,0 per cent in the second quarter. Discouragingly, the pace of increase in capital outlays by private business enterprises – comprising roughly 60 per cent of total capital investment – slowed meaningfully over the period, in line with subdued business confidence levels. By contrast, capital investment by public corporations, which contracted in the first quarter of 2015, ticked higher in the second quarter, while growth in real fixed capital spending by general government maintained its growth momentum. As a percentage of nominal GDP, gross fixed capital formation remained unchanged at 20,4 per cent in the second quarter of 2015.

Quarterly Bulletin September 2015

Real gross fixed capital formation by private business enterprises essentially moved sideways in the second quarter of 2015, in tandem with the sluggish economic growth performance of the country. Capital outlays by most sectors of the economy were subdued, although real capital formation in the private electricity sector was bolstered by a sharp increase in spending on renewable energy projects as Bid Window 3 projects, being part of the Renewable Energy Independent Power Producer Procurement Programme, commenced construction in the second quarter.

Real gross fixed capital formation

Percentage change at seasonally adjusted annualised rates

	2014					2015
Sector	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr
Private business enterprises	-15,4	-9,6	1,2	1,7	-3,4	1,6	0,1
Public corporations	-0,6	-3,4	2,3	2,5	1,6	-0,6	0,1
General government	8,7	9,8	7,4	5,9	10,3	5,1	5,3
Total	-9,2	-5,4	2,4	2,6	-0,4	1,8	1,0

Following a decline of 0,6 per cent in the first quarter of 2015, real fixed capital spending by public corporations increased marginally at an annualised rate of 0,1 per cent in the second quarter. Real capital outlays by Eskom and the Umgeni Water Board, in particular, increased firmly over the period, neutralising a contraction in such spending by public corporations in the transport, manufacturing and mining subsectors. Eskom stepped up real gross fixed capital formation on construction works and on machinery and equipment related to its Medupi and Kusile power stations as well as on the revamping of the transmission grid and selected substations. Capital spending by the water subsector was reflected in higher investment in construction works as well as machinery and equipment relating to ongoing projects.

Sustained increases in real capital outlays by general government were upheld in the second quarter of 2015, with such outlays rising at annualised rates of 5,1 per cent in the first quarter and 5,3 per cent in the second quarter. The bulk of capital outlays by central and local government centred around energy, water, transport and education. Higher capital spending by provincial government departments was focused on the refurbishment of various road networks across several provinces.

Quarterly Bulletin September 2015

Inventory investment

Following a modest build-up in inventories in the first quarter of 2015, real inventory levels declined significantly at an annualised pace of R38,9 billion (at 2010 prices) in the second quarter. The rundown of real inventories in the second quarter of 2015 was mainly due to the destocking in the mining and manufacturing sectors, partly reflecting subdued business confidence levels and a decline in import volumes.

In the mining sector, inventory levels at platinum mines in particular contracted during the period on account of a significant increase in the exports of platinum in order to fulfil offshore export obligations. The rundown of inventories in the manufacturing sector partly reflected lower crude oil import volumes due to scheduled maintenance shutdowns at major oil refineries over the period.

Consistent with a slower pace of increase in retail trade sales, the level of real inventories in the commerce sector rose in the second quarter. Industrial and commercial inventories as a percentage of the non-agricultural GDP remained unchanged at 13,8 per cent in the first and second quarters of 2015.

Factor income

Growth in total nominal factor income, measured over four quarters, accelerated from 4,2 per cent in the first quarter of 2015 to 4,8 per cent in the second quarter as the gross operating surpluses of business enterprises represented less of a drag on income growth than before.

Year-on-year growth in total compensation of employees slowed from 7,7 per cent in the first quarter of 2015 to 7,5 per cent in the second quarter. Growth in compensation of employees moderated in the trade, finance, real-estate and business services sectors, but edged higher in the general government sector. By contrast, the ratio of total compensation of employees to total factor income increased marginally from 52,8 per cent in the first quarter of 2015 to 53,0 per cent in the second quarter. The Wage Settlement Survey conducted by Andrew Levy Employment Publications indicated that the average wage settlement rate for the second quarter of 2015 edged lower and amounted to 7,8 per cent compared with the average rate of 8,0 per cent in the corresponding period of 2014.

Measured over a year, growth in the total gross operating surplus accelerated to 2,1 per cent in the second quarter of 2015. While still low, this was a substantially faster pace than the rate of increase of 0,5 per cent registered in the preceding quarter. The pickup was concentrated in

Quarterly Bulletin September 2015

the construction as well as finance, real-estate and business services sectors, while growth in the gross operating surpluses of all other sectors either declined or remained relatively weak, reflecting low business confidence levels in the economy. Despite the increase in gross operating surpluses of business enterprises, the share of the latter in total factor income decreased from 47,2 per cent in the first quarter of 2015 to 47,0 per cent in the second quarter.

Gross saving

After improving for three consecutive quarters, South Africa’s national saving ratio decreased from 16,4 per cent of GDP in the first quarter of 2015 to 16,0 per cent in the second quarter. The lower saving ratio stemmed largely from a decrease in saving by the corporate sector, which was partly counteracted by an increase in saving by general government. The saving ratio of the household sector remained stable over the period. The ratio of foreign capital needed to finance capital formation decreased from 22,3 per cent in the first quarter of 2015 to 16,4 per cent in the second quarter.

Gross saving by the corporate sector as a percentage of GDP edged lower from 14,8 per cent in the first quarter of 2015 to 14,2 per cent in the second quarter. Subdued growth in gross operating surpluses, together with higher corporate tax and dividend payments, eroded saving levels in the second quarter.

The gross saving of general government advanced from 1,5 per cent of GDP in the first quarter of 2015 to 1,6 per cent in the second quarter. Although higher levels for both current income and expenditure were recorded from the first to the second quarter, the increase in current income outpaced that in current expenditure. Income was mainly underpinned by higher revenue from company taxes, while expenditure was raised by an increase in final consumption expenditure by general government.

The gross saving ratio of the household sector has remained unchanged at 0,2 per cent since the third quarter of 2014 as both nominal disposable income and household’s final consumption expenditure increased at more or less the same pace over the period.

Quarterly Bulletin September 2015

Employment

Fairly sluggish output growth in recent years has suppressed meaningful employment gains in the South African economy. This was underlined by a marginal decrease in the level of formal non-agricultural employment in the first quarter of 2015. According to the Quarterly Employment Statistics (QES) survey conducted by Statistics South Africa (Stats SA), the number of people formally employed in the non-agricultural sector of the economy decreased by 0,4 per cent on a seasonally adjusted and annualised basis in the first quarter of 2015, representing the loss of around 8 700 job opportunities and lowering the level of formal non-agricultural employment to 8,96 million.2

The marginal decrease in formal non-agricultural employment in the first quarter of 2015 could largely be ascribed to a decline in public-sector employment, at an annualised rate of 4,4 per cent. With the exception of the public transport and communication sector, which increased its staff complement by 4,3 per cent, employment levels decreased across all public-sector tiers in the first quarter of 2015. Extending the time horizon of the analysis, public-sector employment contracted by 0,5 per cent in the year to the first quarter of 2015, partly reflecting government’s commitment to fiscal consolidation.

Conversely, following five successive quarters of job shedding, private-sector employment increased somewhat in the first quarter of 2015. Employment gains were recorded in the trade, catering and accommodation services sector; the private community, social and personal services sector; and the manufacturing sector. However, most sectors continued to shed jobs, as job losses were recorded in the gold-mining sector (registering the highest rate of decline); the private transport, storage and communication sector; the construction sector; the non-gold mining sector; and the finance, insurance, real-estate and business services sector.

Formal private-sector employment decreased by 6,5 per cent (or 460 700 job opportunities) during the 2008–09 recession. However, in the ensuing five years private-sector employment only increased by 2,0 per cent, equating to a mere 135 100 new job opportunities being created up to the first quarter of 2015. The feeble recovery in formal private-sector employment was indicative of enduring weak fundamentals in the domestic economy, including electricity-supply constraints, strained labour relations, political uncertainty, low business and investor confidence, and a lacklustre global economic environment with declining commodity prices.

Quarterly Bulletin September 2015

Change in enterprise-surveyed formal non-agricultural employment by sector*

	Change over one quarter 1st qr 2015		Change over four quarters to 1st qr 2015		Cumulative job losses (-) gains (+)
Sector	Number	Per cent annualised	Number	Per cent	4th qr 2008 to 1st qr 2010	2nd qr 2010 to 1st qr 2015
Total mining	-3 100	-2,5	-3 300	-0,7	-40 700	-2 800
Gold mining	-2 600	-8,7	-3 600	-3,1	-9 600	-44 700
Other mining	-500	-0,5	300	0,1	-31 100	42 000
Manufacturing	4 500	1,6	-15 200	-1,3	-113 800	-62 400
Construction	-1 300	-1,1	-14 400	-2,9	-54 500	-8 900
Trade, catering and accommodation services	16 400	3,6	19 800	1,1	-77 500	78 400
Private transport, storage and communication services	-1 300	-1,7	-9 400	-3,0	400	-6 200
Finance, insurance, real-estate and business services	-500	-0,1	-10 400	-0,5	-190 900	110 200
Private community, social and personal services	2 000	1,7	2 300	0,5	16 400	26 800
Total private sector	16 600	1,0	-30 700	-0,5	-460 700	135 100
National departments	-2 300	-2,0	-5 800	-1,3	-2 500	38 200
Provinces	-17 200	-6,0	-12 300	-1,1	51 600	97 300
Local governments	-2 100	-2,7	1 400	0,5	15 200	73 300
Public transport, storage and communication services	1 400	4,3	2 000	1,5	-4 900	28 700
Other public-sector enterprises, including electricity	-5 000	-9,0	4 100	2,0	-5 000	18 000
Total public sector	-25 300	-4,4	-10 600	-0,5	54 400	255 500
Grand total	-8 700	-0,4	-41 300	-0,5	-406 400	390 600

*	Seasonally adjusted. Components may not add to totals due to rounding

Source: Statistics South Africa, Quarterly Employment Statistics (QES) survey

The graph on the next page shows that private-sector employment growth has been particularly weak in the goods-producing, energy-intensive sectors of the economy. In fact, formal employment in the combined mining, manufacturing and construction sectors peaked in the second quarter of 2012, after which 97 600 jobs were lost up to the first quarter of 2015. Although private-sector employment growth has occurred primarily in the tertiary sector of the economy following the 2008–09 recession, the slowdown in the pace of job growth in this sector since 2012 and the setback in the first three quarters of 2014 are clearly illustrated in the graph.

Apart from the temporary pickup in employment levels in the third quarter of 2014, labour paring in the mining sector continued unabated from the third quarter of 2012 to the first quarter of 2015; nearly 46 300 employment opportunities were lost over this period. The pace of job shedding accelerated notably in the gold-mining sector in the first quarter of 2015, continuing the industry’s long-term trend of declining output and employment. Employment levels in the non-gold mining sector also decreased further in the first quarter of 2015, albeit at a much slower pace than in the previous quarter.

Quarterly Bulletin September 2015

Amid tough wage negotiations in the gold- and coal-mining industries, several large mining companies announced restructuring plans in the third quarter of 2015 aimed at reducing costs by, among other things, trimming capital expenditure and employment. The spate of mining-sector restructuring followed the continued decline in international commodity prices, coupled with mounting cost pressures exacerbated by high wage demands and electricity price increases.

Job creation in the manufacturing sector ticked higher in the first quarter of 2015, with 4 500 new job opportunities created in the quarter. However, the Manufacturing Survey of Stellenbosch University’s Bureau for Economic Research (BER) reported that business confidence among manufacturers edged lower from 30 to 29 index points in the second quarter of 2015. In addition, the indicators for domestic sales volumes, export sales and export order volumes declined further. Weaker demand and electricity load-shedding also weighed on production, leading to a further drop in the indicator measuring output growth. With electricity-supply disruptions remaining a key constraint, the percentage of respondents rating the present level of output below capacity also ticked up, indicative of idle capacity. Consequently, for the first time since 2012 a net majority of respondents expected a decline in investment in machinery and equipment over the forthcoming twelve months. Furthermore, respondents indicated a decline in the number of factory workers and in the average number of hours worked per factory worker in the second quarter of 2015.

Quarterly Bulletin September 2015

Following an increase in the fourth quarter of 2014, employment in the finance, insurance, real-estate and business services sector resumed its recent declining trend in the first quarter of 2015, albeit only marginally. Conversely, following moderate job losses in the second half of 2014, the trade, catering and accommodation services sector gained 16 400 jobs in the first quarter of 2015. However, results from the BER’s Retail Survey for the second quarter of 2015 showed that conditions in the trade sectors deteriorated during the quarter, as business confidence among retailers and new vehicle dealers weakened, with only wholesalers registering a marginal improvement.

Disconcertingly, the First National Bank (FNB)/BER Consumer Confidence Index plunged to a 14-year low of -15 in the second quarter of 2015, suggesting a marked deterioration in consumers’ ability and willingness to spend. In addition, industry experts expressed concern about prospects for the tourism industry following the implementation of stricter visa regulations by the Department of Home Affairs, effective from 1 June 2015.

Employment in the construction sector decreased for a third successive quarter in the first quarter of 2015, although the pace of labour paring moderated somewhat. Still, the construction sector shed a cumulative 16 500 employment opportunities in the three quarters to the first

Quarterly Bulletin September 2015

quarter of 2015. Consistent with job losses in the construction sector, the FNB/BER Building Confidence Index indicated a further loss of momentum in the building sector in the second quarter of 2015. Building confidence declined further from 55 index points to 53 in the second quarter of 2015 as confidence among the retailers of building materials fell sharply, while the volume of building activity for both residential and non-residential main contractors continued to deteriorate, weighing on confidence. However, the outlook is slightly more positive as respondents reported a marked rise in activity at the start of the building pipeline. The FNB/BER Civil Confidence Index rose from a low 39 index points in the first quarter of 2015 to 44 in the second quarter, owing to a mild improvement in construction activity. Despite the improvement in confidence, the survey revealed that underlying conditions in the sector remained tough. Owing to the limited availability of construction work, tendering competition intensified notably.

According to the Quarterly Labour Force Survey (QLFS) conducted by Stats SA, the number of persons employed in South Africa increased by 198 000 from the first quarter of 2015 to the second quarter, raising the total level of employment to around 15,65 million.3 Total employment increased by 563 000 in the year to the second quarter of 2015, with the year-on-year growth rate accelerating from 2,7 per cent in the first quarter of 2015 to 3,7 per cent in the second quarter. However, job creation occurred primarily in the informal sector and in the agricultural sector in the year to the second quarter of 2015, with only around 80 000 employment opportunities created in the formal sector of the economy over this period. The accompanying graph shows the extent to which formal-sector employment growth has been substituted by informal-sector employment growth over the past year.

The number of unemployed persons increased by 76 000 in the year to the second quarter of 2015, bringing the total number of unemployed South Africans to around 5,23 million. Having increased by 16 000 in the year to the second quarter of 2015, the total number of discouraged job seekers amounted to 2,43 million according to the latest QLFS. On a seasonally adjusted basis, the unemployment rate decreased from 26,2 per cent in the first quarter of 2015 to 24,7 per cent in the second quarter.4 The youth unemployment rate remained roughly twice as high as the overall unemployment rate and amounted to 49,9 per cent in the second quarter of 2015.

Quarterly Bulletin September 2015

Labour cost and productivity

The year-on-year pace of increase in nominal remuneration per worker in the formal non-agricultural sector of the economy decelerated further from 7,3 per cent in the fourth quarter of 2014 to 6,7 per cent in the first quarter of 2015, mainly due to a slowdown in private-sector remuneration growth. Nevertheless, the pace of increase in real salaries and wages per worker in the formal non-agricultural sector of the economy accelerated from 1,8 per cent in the year to the fourth quarter of 2014 to 3,3 per cent in the year to the first quarter of 2015 as consumer price inflation moderated notably over the period.

In the private sector, the tempo of increase in remuneration per worker moderated for a second consecutive quarter, from a year-on-year rate of 7,4 per cent in the fourth quarter of 2014 to 6,2 per cent in the first quarter of 2015. The slowdown occurred despite the marked increase of 22,1 per cent in remuneration in the non-gold mining sector, primarily due to the low base which resulted from the platinum-mining strike in the first half of 2014. In addition, remuneration growth accelerated marginally in the trade, catering and accommodation services sector (to 6,4 per cent) and in the construction sector (to 5,7 per cent) in the second quarter of 2015. Conversely, the pace of remuneration increase slowed to 9,1 per cent in the private transport, storage and communication services sector; to 8,0 per cent in the private community, social and personal services sector; to 6,5 per cent in the manufacturing sector; to 3,3 per cent in the gold-mining sector; and to 3,2 per cent in the finance, insurance, real-estate and business services sector.

By contrast, year-on-year inflation in nominal wages per worker in the public sector quickened from 6,3 per cent in the fourth quarter of 2014 to 7,8 per cent in the first quarter of 2015. Remuneration increases quickened at all public-sector tiers in the first quarter of 2015, with the exception of national departments.

According to Andrew Levy Employment Publications, the average wage settlement rate in collective bargaining agreements moderated to 7,8 per cent in the first half of 2015, marginally below the average settlement rate of 8,0 per cent in the first half of 2014. Encouragingly, the number of working days lost due to strike action fell to 176 000 in the first half of 2015 – the lowest half-year number since 2002 – compared with 7,5 million recorded in the first half of 2014 when the protracted strike in the platinum-mining industry occurred. Thus far in 2015, the protracted wage negotiations underway in the gold- and coal-mining industries have not been accompanied by major strike activity.

Quarterly Bulletin September 2015

Employment in the formal non-agricultural sector of the economy contracted in the year to the first quarter of 2015, while year-on-year growth in output accelerated, resulting in a quickening in labour productivity growth from 1,4 per cent in the fourth quarter of 2014 to 2,5 per cent in the first quarter of 2015. Conversely, labour productivity growth in the manufacturing sector slowed from 3,0 per cent to 1,9 per cent over the same period, as output growth slowed alongside a smaller year-on-year contraction in the level of employment. With year-on-year wage inflation slowing and output growth accelerating in the first quarter of 2015, nominal unit labour cost inflation in the formal non-agricultural sector of the economy decelerated notably from 5,8 per cent in the fourth quarter of 2014 to 4,1 per cent in the first quarter of 2015 – remaining within the inflation target range for a seventh successive quarter.

Prices

Against the backdrop of lackluster domestic output growth, recent consumer price inflation outcomes were marginally below market expectations. Nevertheless, from its recent petrol-price-induced trough of 3,9 per cent in February 2015, headline consumer price inflation accelerated steadily in recent months to 5,0 per cent in July – remaining within the inflation target range of 3 to 6 per cent for an eleventh successive month.5 However, inflationary pressures were expected to intensify somewhat in the remainder of the year, largely due to a pickup in food price inflation, double-digit electricity tariff increases, and a reversal of the deflationary trend in petrol price inflation, as the low base created at the end of 2014 comes into play.

Despite accelerating somewhat in recent months, most measures of producer price inflation remained fairly subdued. Producer price inflation for final manufactured goods accelerated from a recent low of 2,6 per cent in February 2015 to 3,3 per cent in July, largely due to a quickening in price inflation for beverages, motor vehicle parts, coal and petroleum products as well as metal products. Similarly, producer price inflation for agriculture, forestry and fishing products quickened from -1,8 per cent in January 2015 to 6,4 per cent in July, driven largely by movements in agricultural food prices, in particular cereals and other crop prices that increased markedly in the opening months of 2015. In addition, producer price inflation for electricity and water picked up from a recent low of 7,4 per cent in September 2014 to 12,2 per cent in July 2015 as electricity price inflation accelerated, while that for water slowed over the period.

Quarterly Bulletin September 2015

Conversely, producer price inflation for intermediate manufactured goods moderated further in recent months, amounting to -0,3 per cent in July 2015 as subdued international prices of petroleum and other commodities filtered through to the prices of basic and fabricated metals and chemicals as well as rubber and plastic products. Similarly, producer price inflation for mining products remained subdued throughout the first half of 2015, suppressed by the continued softening in international mining commodity prices.

The recent gradual acceleration in headline consumer price inflation resulted entirely from a quickening in consumer goods price inflation, particularly for non-durable goods. Consumer goods price inflation accelerated from a recent low of 1,9 per cent in February 2015 to 4,1 per cent in July as non-durable goods price inflation – representing 71 per cent of the total consumer goods price basket – accelerated from a mere 0,9 per cent to 4,5 per cent over the same period. The quickening in non-durable goods price inflation resulted largely from petrol price inflation becoming much less negative, despite petrol prices still remaining somewhat lower in July 2015 than a year earlier.

Headline consumer price inflation

Percentage change over twelve months

		2015
	Weights	May	Jun	Jul
Goods	49,86	3,2	3,8	4,1
Non-durable goods	35,52	3,2	4,0	4,5
Food	14,20	4,6	4,3	4,4
Petrol	5,68	-9,8	-5,0	-4,0
Semi-durable goods	6,32	4,2	4,3	4,1
Clothing	2,76	5,6	5,8	5,8
Footwear	1,31	4,9	5,0	5,9
Durable goods	8,02	2,6	2,2	2,4
New vehicles	5,28	5,6	5,5	5,4
Household appliances	0,60	3,9	3,0	2,7
Services	50,14	5,9	5,6	5,7
Total	100,00	4,6	4,7	5,0

Quarterly Bulletin September 2015

Durable and semi-durable goods price inflation has remained fairly subdued since late 2014, indicative of poor pricing power in the domestic economy related to weak demand. In fact, semi-durable goods price inflation slowed from 5,4 per cent in December 2014 to 4,1 per cent in July 2015. In addition, durable goods price inflation slowed notably from 3,9 per cent in January 2015 to 2,4 per cent in July as price inflation moderated across a broad range of durable goods. In particular, price inflation for new vehicles – with a weight of 66 per cent in the durable goods price basket – decelerated from 7,9 per cent to 5,4 per cent over the same period as the number of new vehicles sold in South Africa contracted in the first half of 2015.

Following a prolonged period of remarkably stable rates of increase around the upper limit of the inflation target range of 6,0 per cent, consumer services price inflation slowed somewhat in June 2015; having remained at 5,9 per cent for four consecutive months up to May 2015, it moderated to 5,6 per cent in June as price inflation decelerated across a broad range of services, including dwelling rent, domestic workers’ wages, transport services, recreational and cultural services, restaurant services and transport insurance services. Subsequently, consumer services price inflation quickened marginally in July 2015, largely on account of higher water prices and assessment rates.

Amid an environment of benign global food price inflation, domestic consumer food price inflation continued to moderate up to the middle of 2015 despite an acceleration in producer food price inflation in recent months.

Quarterly Bulletin September 2015

Agricultural producer food price inflation, which initially led the slowdown in consumer food price inflation, accelerated gradually from -3,0 per cent in January 2015 to 7,8 per cent in July. This was driven by inflation for cereals and other crops, which quickened markedly from -17,5 per cent to 35,2 per cent over the same period on account of rising domestic maize prices coupled with unfavourable base effects. However, producer food price inflation at the manufactured level remained fairly subdued, amounting to 5,0 per cent in July 2015.

Consumer food price inflation moderated further in the first half of 2015 and amounted to 4,4 per cent in July. The deceleration in consumer food price inflation was fairly broad-based among the various food categories. In July 2015 price inflation decelerated in five of the nine consumer food price categories and accelerated in the remaining four. Notwithstanding recent fairly benign domestic and global food price inflation outcomes, the continuing drought in parts of the country has significantly raised the upside risk to the domestic food price inflation outlook. Domestic maize and wheat prices have increased markedly since the beginning of the year, with the impact expected to pass through to consumer food price inflation in due course (see the accompanying box).

Box 1 The impact of a smaller maize crop on food price inflation

Food prices have often been a key driver of consumer price inflation, not least due to the sensitivity to climate of food production and consequent potentially large swings in the prices of certain food products, along with food’s large weight of 14,20 per cent in the overall consumer price index. Bearing in mind that consumers within the lower expenditure quintiles spend a much larger portion of their income on food, an acceleration in food price inflation has a particularly adverse effect on the purchasing power of lower-income households.

Despite the current generally more favourable international outlook for wheat and maize prices due to bumper crops and high inventory levels, domestic maize prices have rallied in the opening months of 2015 on account of the heat wave and drought conditions in the summer rainfall regions of the country, believed to be the worst in more than 20 years, and the accompanying damage to formerly promising crops. By late August 2015, the Crop Estimates Committee of the Department of Agriculture, Forestry and Fishing estimated a 20,7 per cent lower yellow maize crop and a 39,7 per cent lower white maize crop in its seventh production forecast for summer crops in 2015, compared with the final crop for 2014.

As a result, despite being Africa’s largest maize producer, South Africa is expected to be a net importer of maize for the first time in seven years in 2015, with the National Agricultural Marketing Council at the end of August 2015 projecting imports of 750 000 metric tons of maize for the 2015/16 marketing season, comprising 650 000 tons of yellow maize used mostly for animal feed and 100 000 tons of white maize used mostly as staple food.

Quarterly Bulletin September 2015

The spot price of white maize has accordingly moved closer to the import parity price since the beginning of 2015, rising from around R1 700 per ton in July 2014 to around R3 170 per ton in July 2015. Given the low base created in the middle of 2014, the year-on-year rate of increase in maize prices accelerated sharply in recent months.

Supported by large global stocks, international wheat prices have receded gradually since the beginning of 2015. Since South Africa does not produce enough wheat to satisfy domestic consumption, the spot price of wheat usually remains fairly close to the import parity price. However, after initially decreasing in line with international wheat prices, the domestic spot price of wheat continued to increase in recent months. Exacerbated by the recent depreciation in the exchange rate of the rand, the domestic spot price of wheat increased from around R3 800 per ton in April 2015 to more than R4 000 per ton in August, with the year-on-year rate of increase accelerating concomitantly. In addition, the international cereal price index of the United Nations Food and Agriculture Organization (FAO) for July 2015 rose for the second consecutive month. Unfavourable weather conditions in North America and Europe caused a surge in the international prices of wheat and major coarse grains during the first half of July, much of which was eroded in the second half of July and in August as weather prospects improved. Subsequently, the year-on-year change in the FAO international cereal price index, expressed in rand terms, accelerated from -10,6 per cent in May 2015 to 2,8 per cent in August.

The bread and cereals category within the consumer food price basket accounts for a quarter of the total food price basket, with a weight of 3,55 per cent in the consumer basket against the total food price basket weight of 14,20 per cent. In turn, within the bread and cereals subcategory, bread products have a fairly large weight of 1,75 per cent, constituting almost half of the subindex, while maize meal products have a weight of 0,68 per cent. Given these weights, the marked rise in domestic maize prices, coupled with the recent pickup in domestic wheat prices, is expected to exert upward pressure on the bread and cereals subcategory of consumer food price inflation in the latter months of 2015.

Bread and cereals prices

Percentage change over twelve months

	Weight in overall consumer basket		May 2015	Jun 2015	Jul 2015
Rice	0,43	(12%)	0,8	2,4	2,7
Bread	1,75	(49%)	6,4	4,8	5,5
Pasta	0,09	(3%)	5,8	5,3	4,4
Cakes	0,12	(3%)	4,7	6,3	5,2
Other	1,16	(33%)	0,7	0,5	4,7
Total bread and cereals	3,55	(100%)	3,8	3,2	4,8

Quarterly Bulletin September 2015

The sharp rise in domestic maize prices was reflected fairly quickly in year-on-year agricultural producer price inflation, which accelerated from a recent low of -3,0 per cent in January 2015 to 7,8 per cent in July, driven largely by a marked acceleration in price inflation for cereals and other crops from -17,5 per cent to 35,2 per cent over the same period. However, bread and cereals price inflation at the consumer level responded with a slight lag and has hitherto remained fairly subdued, accelerating from 2,4 per cent in April 2015 to 4,8 per cent in July.

While white maize is generally used for the production of maize meal for human consumption, yellow maize is primarily used as animal feed. Meat represents the subcategory with the largest weight in the consumer food price basket (constituting 4,56 percentage points of the total 14,20 per cent food weight in overall consumer prices). With domestic yellow maize prices increasing notably since the middle of 2014 and moving closer to import parity, poultry prices – with the largest weight in the consumer meat price basket and strongest dependency on maize as an intermediary input – have been pushed higher.

Meat prices

Percentage change over twelve months

	Weight in overall consumer basket		May 2015	Jun 2015	Jul 2015
Beef	1,27	(28%)	2,3	2,8	2,8
Pork	0,17	(4%)	7,9	8,6	7,7
Lamb	0,42	(9%)	9,8	9,3	8,5
Poultry	1,70	(37%)	8,3	8,4	7,9
Dried, salted or smoked meat	0,92	(20%)	1,8	1,3	2,2
Other preserved or processed meat	0,08	(2%)	-2,4	-0,7	-1,6
Total meat	4,56	(100%)	5,3	5,4	5,2

Meat price inflation has been at fairly elevated levels over the past twelve months as farmers have been stocking their herds. Nevertheless, agricultural producer price inflation for live animals moderated marginally from 13,7 per cent in January 2015 to 10,5 per cent in July. Looking ahead, the persistent dry conditions and the concomitant rise in feed cost, coupled with the high base created over the past twelve months, could mitigate against a further acceleration in agricultural producer meat price inflation and might lead to the culling of herds. Meat price inflation at the consumer level has moderated somewhat in recent months, amounting to 5,2 per cent in July 2015.

Quarterly Bulletin September 2015

The lower domestic maize crop will impact on consumer food price inflation in 2015 and 2016, primarily via the meat as well as the bread and cereals subcategories, together accounting for 57 per cent of the overall consumer food price basket. The confluence of a smaller crop with a period of weakness in the exchange value of the rand is set to amplify the upward pressure on consumer food price inflation.

The international food price index of the United Nations Food and Agriculture Organization (FAO) (denominated in US dollar) was 21,5 per cent lower in August 2015 than a year earlier, registering its lowest level since December 2008. The decline in the index in August 2015 resulted from a sharp drop in the prices of dairy products, vegetable oils, sugar and cereals, while meat prices held steady. Although international cereal prices increased in June and July 2015 on account of rising wheat and maize prices following temporary unfavourable weather conditions in some regions in North America and Europe, abundant global stocks and a reversal in weather conditions resulted in international cereals prices receding notably in August. As such, international cereal prices were 15,1 per cent lower in August 2015 than a year earlier. However, when expressed in rand terms, the year-on-year change in the FAO international cereals price index accelerated from -10,6 per cent in April 2015 to 2,8 per cent in August.

Following a period of fairly stable underlying inflationary pressures just below the upper limit of the inflation target range, most measures of underlying inflation have receded somewhat in recent months, reflecting, inter alia, the slight moderation in consumer services price inflation. Subtracting the impact of the more volatile food and petrol prices from the calculation of targeted headline consumer price inflation, underlying price inflation slowed from 5,9 per cent in February 2015 to 5,7 per cent in July. Similarly, when further excluding the impact of electricity prices from the calculation, the resultant underlying measure of inflation moderated from 5,8 per cent to 5,4 per cent over the same period.

Quarterly Bulletin September 2015

Recent outcomes of administered price inflation continued to be driven largely by changes in domestic petrol prices. Administered price inflation slowed notably throughout the second half of 2014 and into the opening months of 2015, reaching a recent low of -4,5 per cent in February 2015 as petrol price inflation decelerated markedly to -26,7 per cent in that month. However, petrol price inflation subsequently accelerated to -4,0 per cent in July 2015, and consequently, administered price inflation quickened to 4,5 per cent in the same month. Nevertheless, when excluding the effect of petrol prices from the calculation of administered prices, the rate of increase accelerated from 6,3 per cent in February 2015 to 8,5 per cent in July as price inflation for electricity, water and assessment rates quickened notably.

Quarterly Bulletin September 2015

The most recent actual inflation outcomes have a significant bearing on inflation expectations. Following a notable decline in the first quarter of 2015, inflation expectations edged higher in the second quarter. Average headline consumer price inflation expectations for 2015 and 2016, as reflected in the Inflation Expectations Survey conducted by the BER, increased by 0,2 percentage points compared to the first quarter, amounting to 5,6 per cent and 6,1 per cent respectively in the second quarter of 2015. While business representatives and especially analysts revised their forecasts upwards, trade union officials scaled their expectations back, albeit only marginally. While all three groups expected inflation to be higher in 2016 than in 2015, only business representatives foresaw a further acceleration in 2017. Longer-term expectations also deteriorated somewhat, with average five-year inflation expectations increasing from 5,8 per cent to 6,0 per cent in the survey for the second quarter of 2015.

Headline consumer price inflation expectations

Per cent, as surveyed in the second quarter of 2015

Average inflation expected for:	Financial analysts	Business representatives	Trade union representatives	All surveyed participants
2015	5,0	6,2	5,6	5,6
2016	6,0	6,4	5,8	6,1
2017	5,4	6,5	5,6	5,8

Source: Bureau for Economic Research, Stellenbosch University

Having risen from 6,3 per cent in the fourth quarter of 2014 to 6,8 per cent in the first quarter of 2015, household inflation expectations for 2015 increased further to 7,1 per cent in the second quarter – the highest in more than two years. Disconcertingly, inflation expectations increased across all income, age and race groups.

Quarterly Bulletin September 2015

Foreign trade and payments

International economic developments

Global economic growth accelerated marginally to 3,0 per cent in the second quarter of 2015– the third consecutive quarter of sluggish growth. Growth in advanced economies remained unchanged during the quarter amid diverging performances; growth rebounded in the United States (US) and the United Kingdom (UK), but turned negative in Japan. By contrast, economic growth in emerging-market and developing economies accelerated somewhat in the second quarter of 2015, underpinned by moderately stronger performances in emerging Asia.

The International Monetary Fund (IMF) reduced its global growth forecast for 2015 by 0,2 percentage points to 3,3 per cent in its July 2015 World Economic Outlook Update. Growth projections for advanced economies as well as emerging-market and developing economies were pared back by 0,3 and 0,1 percentage points, to 2,1 per cent and 4,2 per cent respectively. The forecast for growth in the US in 2015 was downgraded by a significant 0,6 percentage points to 2,5 per cent due to unexpectedly weak growth in the first quarter. Growth projections for the UK and Japan were also lowered to 2,4 per cent and 0,8 per cent respectively, while the forecast for economic growth in the euro area was left unchanged at 1,5 per cent. Among emerging-market and developing economies, growth forecasts were revised lower for the Middle East and North Africa, Latin America, and sub-saharan Africa, while projections for emerging Asia were left unchanged. Lower growth projections for emerging-market and developing economies largely reflect the negative impact of lower commodity prices, tighter external financial conditions, the ongoing rebalancing of the Chinese economy, structural challenges, and the adverse effect of geopolitical tensions. The IMF kept its global growth forecast for 2016 at 3,8 per cent, reflecting unchanged projections for both advanced as well as emerging-market and developing economies of 2,4 per cent and 4,7 per cent respectively.

Economic growth in the US rebounded significantly to an annualised rate of 3,7 per cent in the second quarter of 2015, up from a revised 0,6 per cent in the first quarter. This improvement was largely driven by robust growth in consumer spending, which contributed 2,1 percentage points to overall economic growth in the second quarter. The US Federal Reserve’s Open Market Committee (FOMC) left its policy rate unchanged at its July 2015 meeting. Its assessment of developments in the economy, however, remained favourable, and markets still expect the first US interest rate increase in almost a decade before the end of 2015. Nevertheless, inflation remained well below the Federal Reserve’s longer-run objective of 2 per cent.

Quarterly Bulletin September 2015

Real growth in selected advanced economies

Percentage change at seasonally adjusted annualised rates

	2013			2014					2015
Countries	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr
United States	3,0	3,8	1,5	-0,9	4,6	4,3	2,1	2,4	0,6	3,7
Japan	2,5	-0,9	1,6	4,5	-7,6	-1,1	1,3	-0,1	4,5	-1,2
Euro area	0,9	0,9	-0,3	0,8	0,3	1,0	1,6	0,9	2,1	1,4
United Kingdom	2,9	1,6	1,7	3,6	3,7	2,9	3,4	3,0	1,5	2,7
Canada	2,7	2,9	2,0	1,0	3,4	3,2	2,2	2,4	-0,8	-0,5
Australia	1,4	3,5	2,0	3,6	2,5	1,5	2,2	2,8	3,6	0,7
New Zealand	4,4	2,1	2,5	4,3	2,8	4,1	2,8	3,3	0,6	n.a.
Advanced economies	2,2	2,4	1,4	1,0	1,6	2,5	1,9	1,8	1,8	1,8

Sources: Bloomberg, national statistical offices and staff calculations

Growth in the euro area moderated to 1,4 per cent in the second quarter of 2015. The slowdown was largely due to weaker activity in some of the larger economies. Economic growth slowed in France, Italy and the Netherlands. Consumer price inflation in the euro area remained unchanged for the third consecutive month at 0,2 per cent in August 2015. The European Central Bank (ECB) left its policy rate unchanged at its September 2015 meeting and maintained its asset purchases at €60 billion per month.

After having increased at a rate of 4,5 per cent in the first quarter of 2015, real gross domestic production in Japan contracted by 1,2 per cent in the second quarter. This was mainly due to a decline in exports, in particular to China, and a moderation in consumer spending. The Bank of Japan (BOJ) left its monetary policy stance unchanged at its August 2015 meeting, maintaining its bond purchase programme at ¥80 trillion (roughly US$660 billion) per annum. Japan’s inflation rate moderated to 0,2 per cent in July 2015. The BOJ expects inflation to remain close to zero, partly due to low energy prices.

Real economic growth in the UK rebounded in the second quarter of 2015, largely driven by exports and consumption expenditure by households. Consumer price inflation remained low, while the Bank of England left its policy rate unchanged at 0,5 per cent at its August 2015 meeting and maintained the stock of purchased assets financed by the issuance of central bank reserves at £375 billion.

Real growth in selected emerging-market economies

Percentage change at seasonally adjusted annualised rates

	2013			2014					2015
Country/area	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr
Russia	0,6	0,9	1,3	-0,8	2,9	0,5	-2,0	0,6	-9,4	-6,7
Turkey	1,9	3,2	4,2	5,3	-0,3	1,5	4,0	2,9	6,0	5,5
Poland	3,6	2,8	1,7	4,5	2,4	3,6	3,2	3,4	4,1	3,6
Emerging Europe	1,6	2,0	2,1	1,6	2,0	1,5	0,6	1,8	-2,4	-1,5
China	9,0	7,1	7,7	6,5	7,5	8,0	7,2	7,3	5,5	7,5
India	7,6	3,7	6,9	6,9	8,6	14,8	-3,4	7,3	11,0	6,7
Indonesia	6,0	4,9	5,6	4,3	4,9	5,5	4,8	5,0	4,3	4,2
Emerging Asia	8,1	5,8	7,1	6,1	7,4	9,1	4,4	6,8	6,5	6,7
Brazil	0,0	-0,6	2,8	2,7	-4,4	0,4	0,2	0,2	-3,0	-7,2
Mexico	5,0	1,3	1,4	2,0	3,2	2,4	2,8	2,1	1,7	2,0
Argentina	2,8	-1,2	2,9	-1,9	3,3	-0,3	1,3	0,4	0,8	n.a.
Latin America	2,2	0,9	2,7	0,4	0,1	1,8	1,3	1,0	-1,8	-1,3
Emerging economies	5,9	4,3	5,4	4,3	5,1	6,5	3,3	4,9	3,7	4,1

Sources: Bloomberg, JPMorgan, national statistical offices and staff calculations

Quarterly Bulletin September 2015

Economic growth in emerging Asia accelerated in the second quarter of 2015 as growth in China picked up from 5,5 per cent in the first quarter of 2015 to 7,5 per cent (year-on-year growth remained unchanged at 7,0 per cent – the slowest pace of increase in six years). The stronger quarter-to-quarter growth in China was partly due to several stimulus measures adopted by the People’s Bank of China, including lower interest rates and reserve requirement ratios for banks. The Chinese authorities also surprised markets in mid-August when the renminbi was devalued by lowering the central parity rate. Growth in India and Indonesia decelerated in the second quarter of 2015 following a strong performance in the first quarter. Consumer price inflation in China accelerated from 0,8 per cent in January 2015 to 1,6 per cent in July. Inflation in India eased significantly from 8,6 per cent in January 2014 to 3,8 per cent in July 2015, mainly due to lower food and energy prices. The sharp moderation in inflation allowed the central bank to lower interest rates on three occasions in the first half of 2015 to 7,25 per cent.

Real output in emerging Europe continued to decline in the second quarter of 2015. The recession in Russia deepened as real output contracted by 6,7 per cent amid low oil prices, geopolitical tensions and sanctions. Following strong performances in the first quarter of 2015, growth decelerated in both Turkey and Poland. Inflation in Russia remained high due to the sharp depreciation of the rouble in mid-December 2014 and import restrictions. After peaking at 16,9 per cent in March 2015, inflation slowed to 15,3 per cent in June before edging higher to 15,8 per cent in August. The Russian central bank judged that the impact of these temporary factors would dissipate and that the weak growth in domestic demand would lead to downward pressures on inflation. Accordingly, it reduced the policy rate for the fifth time this year, bringing it to a level of 11 per cent in July. Inflation remains high in Turkey, even though it has been decelerating since mid-2014 due to falling commodity prices. The Turkish central bank has kept its policy rate on hold at 7,5 per cent since February 2015. Poland’s central bank lowered its interest rate by 50 basis points to 1,50 per cent in March 2015, the lowest on record, in response to continued deflation despite healthy economic growth.

Preliminary estimates suggest that real output in Latin America declined further in the second quarter of 2015, mainly due to Brazil which has fallen into recession. The Brazilian economy is struggling due to tighter policy settings, political crisis and the collapse in commodity prices, and was recently downgraded from an investment-grade credit rating to the highest sub-investment rating. Economic growth in Mexico accelerated compared to the first quarter. Inflation remained high in the region, particularly in Argentina, Brazil and Venezuela. Persistent inflationary pressures prompted the central bank of Brazil to raise its policy rate by a cumulative 250 basis points from the beginning of 2015 to 14,25 per cent in July 2015, while policy rates in Mexico remained unchanged over the same period.

According to the CPB Netherlands Bureau for Economic Policy Analysis, the volume of world trade (calculated as the three-month average of world exports relative to that of the preceding three months) fell for the fourth consecutive month in June 2015, declining by 0,8 per cent. The contraction was largely due to a 2,7 per cent decrease in the export volumes of emerging economies, especially emerging Europe. Growth in export volumes of advanced economies accelerated to 1,2 per cent in June 2015, following three successive months of negative growth.

Having been fairly stable at around US$110 per barrel for almost four years, the price of Brent crude oil declined from US$115 to US$45 per barrel between mid-2014 and the end of January 2015. This sharp drop in the price of oil was caused by ample supply, weak global demand, the unwinding of some geopolitical risks, and the strong US dollar. Oil prices briefly rebounded to levels of around US$66 per barrel in mid-May 2015 before declining again to below US$41 per barrel in mid-August due to subdued global growth and expectations of a rise in supply when oil from Iran returns to the market. Oil prices remain volatile and jumped towards the end of August by 23 per cent in three days to US$51 per barrel due to technical factors rather than fundamentals. Prices dropped back to US$47 per barrel in early September amid concerns about Chinese growth prospects. Brent crude oil futures contracts for delivery in the fourth quarter of 2015 traded at around US$50 per barrel in early September 2015.

Quarterly Bulletin September 2015

International financial markets experienced turmoil in August 2015, triggered by a sharp downward correction in Chinese share price, albeit from exceptionally high initial levels, as well as the renminbi devaluation. Share market valuations declined in most parts of the world, while volatility in foreign-currency markets simultaneously increased significantly.

Current account6

South Africa’s trade balance with the rest of the world switched from a deficit of R68 billion in the first quarter of 2015 to a surplus of R14 billion in the second quarter, constituting the first trade surplus to be recorded since the fourth quarter of 2011. The positive trade balance in the second quarter of 2015 largely reflected increased global demand alongside the relatively depreciated external value of the rand. Against this background, export proceeds rose notably in the second quarter of 2015, while the value of merchandise imports edged lower in line with the moderation in domestic demand over the period.

Quarterly Bulletin September 2015

Balance of payments on current account

R billions, seasonally adjusted and annualised

	2014					2015
	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr
Merchandise exports	966	909	931	959	941	937	1 001
Net gold exports	62	64	63	62	63	62	71
Merchandise imports	-1 099	-1 064	-1 071	-1 056	-1 072	-1 067	-1 059
Trade balance	-72	-90	-77	-35	-69	-68	14
Net service, income and current transfer payments	-101	-142	-145	-163	-138	-117	-138
Balance on current account	-173	-232	-223	-198	-207	-185	-124
As percentage of gross domestic product	-4,6	-6,2	-5,8	-5,1	-5,4	-4,7	-3,1

Components may not add up to totals due to rounding

The shortfall on the services, income and current transfer account with the rest of the world, on the contrary, widened in the second quarter of 2015, but fell short of fully offsetting the improvement in the trade account. Consequently, the deficit on the current account of the balance of payments narrowed further to 3,1 per cent of gross domestic product in the second quarter of 2015, marking the fourth consecutive quarterly improvement in the balance on the current account.

Quarterly Bulletin September 2015

Increased foreign demand for domestically produced non-gold mining commodities and manufactured products lifted the volume of merchandise exports by 4,9 per cent in the second quarter of 2015, following a 3,4 per cent increase in the first quarter. The physical quantity of non-gold mining exports was primarily boosted by higher exports of platinum-group metals and mineral products – especially iron ore – in the second quarter of 2015. Platinum producers continued to ramp up production in order to recover losses accumulated during the five-month strike from February to June 2014; production was primarily exported to enterprises in the US, Japan and the UK over the period. The rise in the physical quantity of manufactured goods in the second quarter of 2015 largely reflected higher exports of chemical products, and vehicles and transport equipment destined mainly for the US, Germany and Belgium; vehicle manufacturers had previously expanded capacity in order to boost exports.

The average US dollar price of a basket of South African non-gold export commodities receded for the sixth consecutive quarter in the second quarter of 2015, falling by 1,8 per cent. The pace of decline was, however, notably slower than the rate of decline of 5,3 per cent recorded in the first quarter of 2015.

Quarterly Bulletin September 2015

The international spot prices of iron ore, nickel, coal and platinum decreased noticeably on a quarter-to-quarter basis; iron-ore and platinum prices in particular receded largely in response to global oversupply. Platinum prices dropped to below $1 000 per fine ounce in mid July 2015 – a level last observed in February 2009. By contrast, the price of copper rebounded somewhat in the second quarter of 2015 due to, among other factors, a more stable real-estate market in China.

Box 2 Merchandise trade balances by region and product category

South Africa’s trade balance with all major regions improved notably in the first half of 2015 following mixed performances recently. The improvement in the country’s trade balance in the first half of 2015 could largely be attributed to an increase in export proceeds alongside subdued growth in the value of merchandise imports. The value of merchandise exports destined for Europe and the United States (US) advanced firmly, while exports to countries on the Asian and African continents remained broadly unchanged at levels previously recorded in 2014. The first half of 2015 was also characterised by a decline in the import value of goods produced in Europe, Africa and Asia.

An analysis of developments in the country’s trade balance by product category, as shown in the accompanying table, indicates that the balances for trade in mineral products, precious metals and stones as well as vehicles and transport equipment improved in the first half of 2015 when compared with the corresponding period in 2014. These improved trade balances largely resulted from trade with Asia, Africa and Europe.

Quarterly Bulletin September 2015

Trade balances for selected product categories

R millions

	Jan–Jun 2014			Jan–Jun 2015
	Exports	Imports	Trade balance	Exports	Imports	Trade balance
Mineral products	235,601	256,599	(20,998)	207,390	164,044	43,346
Base metals	133,806	48,838	84,968	124,594	60,517	64,078
Precious metals and stones	167,537	11,580	155,957	191,610	7,800	183,810
Chemical products	60,014	100,958	(40,944)	67,240	106,726	(39,487)
Machinery and electrical equipment	99,584	245,325	(145,741)	99,235	266,890	(167,655)
Vehicles and transport equipment	98,373	170,756	(72,383)	135,489	189,249	(53,760)
Vegetable products	45,756	20,949	24,807	47,073	23,240	23,833

Seasonally adjusted and annualised

The weakening of the exchange rate of the rand in the second quarter of 2015 more than offset the drop in the US dollar price of South Africa’s non-gold exports, resulting in a 1,9 per cent increase in the rand price of merchandise exports. Alongside an increase in the physical quantity of exported goods, the value of merchandise exports rose by 6,9 per cent in the second quarter of 2015, having declined by 2,3 per cent in the preceding period.

The fixing price of gold on the London market declined by 2,2 per cent from US$1 220 per fine ounce in the first quarter of 2015 to US$1 193 per fine ounce in the second quarter before decreasing to US$1 131 per fine ounce in July – the lowest level since the beginning of 2010. The dollar price of gold has receded by 7,7 per cent since the first quarter of 2014 amid a steady rebound in economic activity in the US and prospects of higher interest rates in the second half of 2015.

Quarterly Bulletin September 2015

Owing in part to the depreciation in the external value of the rand, the average realised rand price of gold exports rose by 3,6 per cent in the second quarter of 2015 following a decline of 1,1 per cent in the first quarter. This increase coincided with an increase of 9,9 per cent in the physical quantity of net gold exports, raising the value of gold exports by 13,9 per cent from R62 billion in the first quarter of 2015 to R71 billion in the second quarter. A positive factor in the market for gold has been the relaxation of regulations prohibiting the importation of gold into India (see the accompanying box).

Box 3 Relaxation of control on gold imports into India

In 2012 and 2013 India imposed restrictions on gold imports in order to curb the appetite for gold, which was perceived to have partly caused the growing trade deficits in the country. The following chronology depicts some of the regulations imposed on gold imports by the Indian authorities:

•	a gradual increase in import tax on gold from 2 per cent in January 2012 to 10 per cent in August 2013;

•	an increase in excise tax from 7 per cent to 9 per cent in August 2013;

•	a restriction on bank imports via consignment in May 2013;

•	the implementation of a regulation in July 2013 requiring 20 per cent of gold imports to be held at a bonded warehouse for re-exports; and

•	the prohibition of the import of gold coins and medallions in August 2013.

Since November 2014, authorities in India have gradually relaxed controls on the importation of gold into India, scrapping, inter alia, the rule requiring that 20 per cent of imported gold should be earmarked for export. Furthermore, in February 2015 the ban on coin and medallion imports was lifted, and nominated banks were allowed to import gold on a consignment basis. The gradual relaxation of import restrictions, while supportive of the gold market, nevertheless coincided with a decline in the international price of gold.

The volume of merchandise imports decreased by 1,4 per cent in the second quarter of 2015 as the contraction in the volume of crude oil imports more than neutralised an increase in the volume of non-crude oil imports over the period. The physical quantity of crude oil imports shrank by almost 31 per cent in the second quarter, owing in part to scheduled maintenance shutdowns at several oil refineries. As a percentage of total merchandise import volumes, the volume of crude oil imports receded from 11,7 per cent in the second quarter of 2014 to 7,3 per cent in the second quarter of 2015. As anticipated, the contribution of imported refined oil products such as petrol and distillate fuel increased from 4,2 per cent to 8,5 per cent of overall merchandise import volumes over the corresponding period. The volume of non-oil imported goods advanced in the second quarter of 2015, mainly on account of higher imports of chemical products, and machinery and electrical equipment. As a result, South Africa’s import penetration ratio increased slightly from 26,3 per cent in the first quarter of 2015 to 26,4 per cent in the second quarter.

Having decreased since the third quarter of 2014, the average rand price of merchandise imports rose by 0,6 per cent in the second quarter of 2015. The increase in the average rand price of imported goods, together with the contraction in the volume of merchandise goods, resulted in a decline of 0,8 per cent in the value of merchandise imports in the second quarter of 2015.

South Africa’s terms of trade improved somewhat in the second quarter of 2015 as the rand price of exports advanced at a somewhat faster pace than that of imports.

The shortfall on the services, income and current transfer account of the balance of payments widened noticeably from R117 billion in the first quarter of 2015 to R138 billion in the second quarter of 2015. This deterioration largely emanated from an increase in net income payments to the rest of the world, as a sharp decline in gross dividend receipts more than outweighed a decline in gross dividend payments to non-resident investors over the period. In addition, gross travel receipts also declined substantially in the second quarter of 2015 (see the accompanying box).

Quarterly Bulletin September 2015

Box 4 Tourist spending in South Africa

Spending by tourists in South Africa accounts for almost 95 per cent of the ‘travel receipts’ item, the largest revenue component in the services account of South Africa’s balance of payments. During the past four years, South Africa registered a steady increase in the number of tourist arrivals which, together with the continuous weakening in the exchange value of the rand, contributed to the elevated level of travel receipts. Consequently, the ratio of travel receipts to total merchandise exports (including gold) rose from 8,5 per cent in 2011 to 10 per cent in 2014.

Quarterly Bulletin September 2015

The rate of increase in travel receipts in the first half of 2015 slowed notably when compared with the corresponding period in 2014 amid a decline in the number of tourists visiting South Africa. The decline in tourist numbers could, inter alia, be ascribed to new legislation requiring that visitors travelling with a minor should be in possession of an unabridged birth certificate from 1 June 2015. The capturing of biometric data, including a personal appearance when applying for a visa to visit South Africa, was already introduced at an earlier stage. The new legislation intends to minimise human trafficking, with specific reference to children.

The number of children younger than 18 years constitutes a sizeable portion of tourists in South Africa. The new administrative requirements accordingly have the potential to temporarily affect the number of tourists intending to visit South Africa. Relative to the total number of tourists, the number of children dropped from 7,3 per cent in 2014 to 6,4 per cent in the first five months of 2015 (see the accompanying graph). A further analysis indicates that although the ratio deteriorated for both the overseas and African regions, overseas tourists continued to display a higher concentration of children. This could suggest that overseas tourists are more inclined to travel together as families and, as such, could be more affected by the aforementioned administrative arrangements.

Quarterly Bulletin September 2015

Owing to its consumption-based nature, spending by tourists is internationally regarded as one of the most challenging economic aggregates to estimate in a macroeconomic statistical framework. However, based on an array of source data and indicators, preliminary estimations suggest that the level of gross travel receipts declined by about 9 per cent in the second quarter of 2015. Given the growing importance and contribution of the tourism sector to overall domestic economic activity, a deterioration in the level of travel receipts could contribute to a further widening of the deficit on the services, income and current transfer account.

Net payments in the category ‘other services’ displayed a smaller deficit in the second quarter of 2015 as gross payments to non-residents for technical-related services rendered to South African parties contracted somewhat. These lower payments were almost fully neutralised by an increase in net current transfer payments to the rest of the world over the same period.

Financial account

Global financial markets continued to be volatile in the second quarter of 2015, affected by various factors and characterised by phases of alternating ‘risk-off’ and ‘risk-on’ trading sprees. Among the factors influencing sentiment were the continued strengthening of the US economy along with expectations of an imminent interest rate increase in the second half of 2015, the intensifying Greek debt crisis, the slump in the Chinese stock market as well as the further weakening of commodity prices. Domestically, relatively sluggish economic growth in the first half of 2015 amid ongoing electricity-supply disruptions and other structural impediments dampened international investors’ sentiment towards acquiring domestic financial assets.

After having registered a capital inflow of R33,1 billion in the first quarter of 2015, the financial account of the balance of payments (including reserve assets but excluding unrecorded transactions) recorded a much smaller inflow of R3,6 billion in the second quarter. A significant outflow of capital was evident in the other investment category, despite the continuing injection of liquidity in Europe and Japan. However, on a net basis, direct and especially portfolio investment registered capital inflows in the second quarter of 2015.

Net financial transactions

R billions

	2014				2015
	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr
Change in liabilities
Direct investment	27,4	10,2	17,2	62,0	-22,2	6,1
Portfolio investment	27,4	50,8	-16,8	73,7	39,3	54,8
Financial derivatives	-43,7	-39,6	-63,6	-194,8	-72,6	-74,3
Other investment	5,1	49,7	53,8	146,6	32,9	-23,7
Change in assets
Direct investment	-14,4	-43,8	-9,4	-75,3	-5,4	-5,9
Portfolio investment	-11,2	-3,2	-0,9	-24,2	-5,3	-10,0
Financial derivatives	48,4	40,3	68,4	211,3	73,3	70,9
Other investment	2,9	17,2	-17,4	-26,8	-19,1	-15,6
Reserve assets	10,0	-23,4	-7,9	-16,6	12,3	1,4
Total identified financial transactions*	51,8	58,3	23,3	155,8	33,1	3,6
As percentage of gross domestic product	5,5	6,1	2,4	4,1	3,4	0,4

*	Including reserve assets but excluding unrecorded transactions

Quarterly Bulletin September 2015

Foreign-owned assets in South Africa

South Africa’s foreign direct investment liabilities rose in the second quarter of 2015 following an outflow of R22,2 billion in the first quarter. The inflow of foreign direct investment capital to the value of R6,1 billion in the second quarter of 2015 mainly took the form of loans extended by foreign parent companies to their South African subsidiaries.

Despite the volatility in international financial markets, South African portfolio assets7 (i.e. domestically issued debt and equity securities) were still sufficiently lucrative to international investors to attract capital to the value of R54,8 billion in the second quarter of 2015, more than the R39,3 billion recorded in the first quarter. The value of debt securities acquired by non-resident investors accounted for roughly 13 per cent of inward portfolio investment flows in the second quarter of 2015. A rights issue by a health insurance company underpinned the acquisition of South African equity securities by non-residents over the period.

Other investment flows into South Africa changed from an inflow of capital of R32,9 billion in the first quarter of 2015 to an outflow of R23,7 billion in the second quarter. The outflow of capital could largely be attributed to marked declines in the deposit and loan liabilities of the banking sector. Contributing to the aforementioned outflow of capital was the withdrawal of a non-resident deposit related to a direct disinvestment transaction concluded in the first quarter of 2015. An outflow of capital in this category was last recorded in the third quarter of 2013.

South African-owned assets abroad

South African entities continued to acquire direct investment assets offshore in the second quarter of 2015, resulting in an outflow of R5,9 billion. Domestic companies in the media and telecommunication sectors mainly expanded their offshore assets in the search for growth over the period.

Portfolio investment abroad by South African investors almost doubled from R5,3 billion in the first quarter of 2015 to R10,0 billion in the second quarter as the domestic investors in the banking and private sectors were equally active in acquiring foreign assets. The outflow of capital in the first half of 2015 was substantially more than the outward movement of capital registered in the second half of 2014.

Other outward investment flows amounted to R15,6 billion in the second quarter of 2015, somewhat less than the capital outflow of R19,1 billion recorded in the first quarter. The domestic banking sector, inter alia, financed offshore activities by extending short-term loans to non-resident parties over the period.

Quarterly Bulletin September 2015

Foreign debt

South Africa’s gross external debt decreased marginally from US$145,1 billion at the end of December 2014 to US$144,4 billion at the end of March 2015; this was the first decline to be recorded since June 2013. The country’s outstanding debt decreased mainly due to the repayment of foreign currency-denominated short-term debt obligations by the domestic banking sector and valuation adjustments following the strengthening of the US dollar against most major currencies. Expressed in rand terms, the country’s external debt advanced from R1 679 billion at the end of December 2014 to R1 762 billion at the end of March 2015.

Foreign currency-denominated debt decreased from US$67,5 billion at the end of the fourth quarter of 2014 to US$67,0 billion at the end of the first quarter of 2015, despite the issuance of a US$1,25 billion bond by a parastatal over the period. South African parastatals have been active in issuing international bonds to raise funding for infrastructural projects (see the accompanying box).

Box 5 Developments in the external debt of South African parastatals

Government’s undertaking to upgrade South Africa’s road, railway and energy infrastructure exerted upward pressure on the level of foreign debt of the public sector in recent years.

Consequently, the external debt of parastatals increased from US$4,5 billion in March 2009 to no less than US$17,8 billion in March 2015. As a ratio of gross domestic product (GDP), the external debt of parastatals advanced from 1,6 per cent to 5,1 per cent over the period. Against the background of the country’s fairly low savings rate, the parastatals sought funding from local and international capital markets.

Parastatal loan financing increased significantly from US$2,1 billion at the end of September 2008 to US$10,1 billion at the end of September 2014, moving sideways in the subsequent period to the end of March 2015. Parastatal bonds held by non-resident investors displayed a similar trend, increasing from US$1,8 billion at the end of September 2008 to US$7,3 billion at the end of March 2015. These increases coincided with the start of the energy and road infrastructure upgrades following the first major occurrence of domestic power outages and preparations for the hosting of the 2010 FIFA World Cup.

Quarterly Bulletin September 2015

As shown in the accompanying graph, funding is obtained from a diverse set of sources. South African public corporations have, among others, accessed international financial markets by issuing foreign currency- and rand-denominated bonds, approached international organisations such as the World Bank and the African Development Bank for concessional loans, and negotiated credit facilities with commercial banks and other international entities to diversify their funding.

The graph below outlines the share of parastatals’ external debt by subsector as at the end of December 2005, 2008 and March 2015. In terms of the sectoral classification, parastatals classified as ‘non-financial’ increased their share of total parastatal debt from 61 per cent at the end of 2005 to 66 per cent at the end of 2008 before increasing to 90 per cent in March 2015.

Parastatals’ funding from the international capital markets may become less attractive in future following the recent downgrading of one of the parastatals’ long-term credit rating to below investment grade by one of the credit-rating agencies. Nonetheless, rand-denominated loan funding by parastatals has gradually become larger in relation to total loan financing since March 2002. The rand-denominated foreign loans of parastatals rose from US$0,3 billion at the end of 2002 to US$4,2 billion at the end of March 2015. The increasing portion of rand-denominated loan funding could partly be beneficial in avoiding the negative impact of the fluctuating exchange rate and reducing external vulnerability.

Quarterly Bulletin September 2015

Relative to the country’s total foreign currency-denominated debt, the ratio of short-term foreign currency-denominated debt (i.e. debt with an original maturity of less than one year and longer-term foreign currency-denominated debt maturing within the next twelve months) deteriorated from 46,7 per cent at the end of December 2014 to 47,0 per cent at the end of March 2015.

The country’s rand-denominated debt, expressed in US dollar, remained broadly unchanged at US$77,6 billion from the end of the fourth quarter of 2014 to the end of the first quarter of 2015, as a further build-up of parastatals’ long-term commitments and increases in other liabilities of the domestic banking sector were offset by the decrease in the value of rand-denominated bonds held by non-residents. Relative to the country’s total external debt, rand-denominated debt remained unchanged at 53,6 per cent.

Foreign debt of South Africa

US$ billions at end of period

	2013		2014		2015
	4th qr	1st qr	2nd qr	3rd qr	4th qr	1st qr
Foreign currency-denominated debt	61,2	62,9	62,2	64,7	67,5	67,0
Debt securities	21,8	22,0	20,1	21,9	22,7	23,6
Other	39,4	40,9	42,2	42,8	44,7	43,3
Public sector	9,1	9,1	9,1	8,8	8,2	7,3
Deposit-taking institutions	12,1	13,5	13,9	14,5	18,4	17,7
Non-monetary private sector	18,3	18,3	19,1	19,5	18,2	18,3
Rand-denominated debt	75,3	75,6	79,6	77,6	77,6	77,4
Debt securities	41,1	40,1	44,1	41,6	41,1	39,4
Other	34,2	35,5	35,5	36,0	36,4	38,0
Total foreign debt	136,5	138,5	141,8	142,3	145,1	144,4
As percentage of gross domestic product	37,3	38,9	40,2	40,3	41,4	41,6
As percentage of total export earnings	113,6	116,2	120,3	121,2	124,0	124,9

Quarterly Bulletin September 2015

The moderation in the growth rate of South Africa’s GDP and export earnings expressed in US dollar led to a mild deterioration in the country’s external debt ratios. As a percentage of GDP, external debt increased from 41,4 per cent at the end of December 2014 to 41,6 per cent at the end of March 2015, while the ratio of external debt to export proceeds advanced from 124,0 per cent to 124,9 per cent over the same period.

International reserves and liquidity

South Africa’s international reserves receded further by R1,4 billion in the second quarter of 2015 after having declined by R12,3 billion in the first quarter. Measured in US dollar, the value of South Africa’s gross gold and other foreign reserves (i.e. the international reserves of the Bank before accounting for reserve-related liabilities) increased from US$46,4 billion at the end of March 2015 to US$46,8 billion at the end of June as the impact of a weaker US dollar was partially offset by a decline in the US dollar price of gold. The country’s gross reserves subsequently decreased to US$46,1 billion at the end of August 2015. South Africa’s international liquidity position increased from US$41,3 billion at the end of March 2015 to US$41,6 billion at the end of June before decreasing to US$41,2 billion at the end of August.

Quarterly Bulletin September 2015

The level of import cover (i.e. the value of gross international reserves relative to the value of imports of goods and services as well as income payments) increased from 4,6 months at the end of March 2015 to 4,8 months at the end of June 2015. As reflected in the accompanying graph, the import-cover ratio has generally been in excess of four months since 2009 – significantly more robust than in the preceding 25 years.

Exchange rates

In the second quarter of 2015, the South African rand, along with other emerging-market and commodity-linked currencies, depreciated against major currencies, including the euro and the British pound. The US dollar started the quarter weaker amid softer US data releases, particularly non-farm payrolls data and GDP data for the first quarter. However, the US dollar regained strength as US economic prospects brightened later in the quarter, supporting the case for monetary policy normalisation. Emerging-market and commodity-linked currencies were also stressed by heightened risk aversion associated with the Greek debt crisis and a slowdown in economic growth in China.

Following a 0,2 per cent decline in the first quarter of 2015, the nominal effective exchange rate of the rand declined further by 1,8 per cent in the second quarter. In April 2015 the domestic currency appreciated by 3,5 per cent against the US dollar, mainly due to broad-based US dollar weakness. However, during the months of May and June, the rand depreciated by 3,0 per cent and 0,7 per cent respectively against the US dollar. The rand’s weakness could be attributed to weak domestic economic fundamentals such as subdued economic growth and the sustained high level of unemployment over the period. Fears of credit-rating downgrades, as well as Eskom’s continued power rationing, also undermined sentiment towards the rand. However, decisions by credit-rating agencies Fitch and Standard & Poor’s to affirm South Africa’s credit ratings curbed the rand’s decline, as did the narrower-than-expected first-quarter current-account deficit as well as the better-than-expected trade balance for the second quarter of 2015. The domestic currency unit weakened further in July and August 2015 amid a sell-off in the Chinese equity market. Concerns abound about the strength of the Chinese economy following the devaluation of the Chinese yuan, adding further downward pressure on commodity-linked currencies.

Quarterly Bulletin September 2015

Exchange rates of the rand

Percentage change

	30 Sep 2014 to 31 Dec 2014	31 Dec 2014 to 31 Mar 2015	31 Mar 2015 to 30 Jun 2015	30 Jun 2015 to 9 Sep 2015
Weighted average*	0,3	-0,2	-1,8	-8,0
Euro	1,3	7,3	-4,1	-10,3
US dollar	-2,9	-5,2	-0,3	-10,2
Chinese yuan	-1,8	-5,2	-0,3	-7,7
British pound	1,5	-0,2	-6,3	-8,0
Japanese yen	6,2	-4,8	1,4	-11,3

*	Against a basket of 20 currencies

The real effective exchange rate of the rand essentially moved sideways from December 2014 to June 2015, broadly maintaining the external competitiveness of local producers in foreign markets.

Quarterly Bulletin September 2015

Turnover in the South African foreign-exchange market

The net average daily turnover in the foreign-exchange market for the South African rand declined by 5,4 per cent from US$18,7 billion in the first quarter of 2015 to US$17,7 billion in the second quarter. Transactions in the swap market, which amounted to US$14,3 billion per day in the first quarter of 2015, decreased to US$12,8 billion in the second quarter. By contrast, daily transactions in the spot and forward markets increased from US$2,8 billion to US$3,0 billion and from US$1,6 billion to US$1,9 billion respectively over the same period.

Quarterly Bulletin September 2015

Monetary developments, interest rates and financial markets

Money supply

The twelve-month rate of growth in the broadly defined money supply (M3) has fluctuated around 7 per cent over the past four years. During the four years to 2014, growth in M3 generally fell below that of nominal GDP, but this trend started to reverse towards the end of 2014 with year-on-year growth in M3 exceeding that in nominal gross domestic product from the fourth quarter of 2014. By the second quarter of 2015 growth in M3 averaged 8,4 per cent, surpassing the growth of 5,7 per cent in nominal GDP over the same period as sluggish activity and lower commodity prices weighed on the level of nominal value added in the economy. In July 2015 year-on-year growth in M3 accelerated somewhat to 10,3 per cent.

With growth in money supply exceeding that of nominal GDP, the income velocity of circulation of M3 receded moderately from 1,47 in the first quarter of 2014 to 1,44 in the first quarter of 2015 and 1,39 in the second quarter.

The firmer growth in M3 deposits in recent months was underpinned by growth in deposits of both the household and corporate sectors. The gradual uptick in M3 growth can partly be ascribed to:

•	an environment of rising interest rates in a setting where the bulk of M3 deposits is interest-bearing;

•	accelerating inflation and moderately rising real final demand;

•	a build-up in precautionary balances by asset managers in the wake of renewed financial market volatility; and

•	upward revaluation of foreign currency-denominated deposits included in M3 as a result of the depreciation of the rand.

Quarterly Bulletin September 2015

Analysed by maturity, twelve-month growth in cash, cheque and demand deposits (M1) mostly exceeded that of the longer maturities during 2014 and in the first half of 2015. The buoyant growth in M1 continued in the early months of 2015 but subsequently moderated somewhat from 11,9 per cent in February to 9,7 per cent in July. Growth in the short- and medium-term deposits associated with M2 fluctuated sideways at around 7,2 per cent in the seven months to July 2015. Following the two increases in the repurchase rate in 2014, twelve-month growth in long-term deposits trended higher to break the negative growth trend recorded since August 2013 and turned positive from November 2014. The recovery in long-term deposits continued in early 2015, with its growth rate reaching 11,3 per cent in May, probably spurred upwards by the moderate increases in interest rates. However, growth moderated to 4,3 per cent in July.

Overall, M3 rose by R86,2 billion in the first quarter and by R83,7 billion in the second quarter of 2015, exceeding the cumulative increase of R120,7 billion during the same period of 2014 by a wide margin. The deposit holdings of the corporate sector rose by R50,9 billion in the second quarter of 2015 due to a considerable increase in the deposit holdings of financial companies, while non-financial companies drew down on their deposit holdings. During the same period, the household sector increased its deposit holdings by R32,8 billion, substantially higher than the R16,0 billion recorded in the first quarter.

Quarterly Bulletin September 2015

M3 holdings of households and companies

	Quarterly change (R billions)			Percentage holdings of total M3 deposits
	2014	2015		2014	2015
	4th qr	1st qr	2nd qr	4th qr	1st qr	2nd qr
Households	28,8	16,0	32,8	31,2	30,8	31,1
Companies	-37,6	70,2	50,9	68,8	69,2	68,9
Of which: Financial	-41,2	29,3	63,0	38,7	38,6	39,6
Non-financial	3,6	40,9	-12,0	30,1	30,6	29,3
Total M3 deposits	-8,7	86,2	83,7	100,0	100,0	100,0

Corporate deposits gradually accelerated during the course of 2015, with non-financial companies contributing the most to the increase. Year-on-year growth in the deposit holdings of the corporate sector accelerated from 5,3 per cent in January 2015 to 8,7 per cent in July, while the deposit growth of non-financial companies accelerated from 7,5 per cent to 12,6 per cent over the same period. Twelve-month growth in deposits of financial companies also ticked higher from January, reaching 5,8 per cent in July. Growth in the deposit holdings of the household sector reached a recent high of 13,0 per cent in November 2014 but then levelled out to fluctuate around 12 per cent in the six months to June 2015. In July, growth in household deposits came to 14,0 per cent.

Statistical counterparts of change in M3

R billions

	2014		2015
	3rd qr	4th qr	1st qr	2nd qr
Net foreign assets	-5,4	-27,6	15,8	78,4
Net claims on the government sector	21,5	6,8	8,0	-3,3
Claims on the private sector	51,9	34,3	109,4	23,4
Net other assets and liabilities	1,6	-22,3	-46,9	-14,8
Total change in M3	69,6	-8,7	86,2	83,7

In a statistical sense, the rise in M3 during the second quarter of 2015 was mainly attributable to an increase in net foreign assets coupled with an increase in claims on the private sector. Decreases in net other assets and liabilities as well as net claims on the government sector softened the overall increase in money supply in the second quarter. Net foreign assets increased alongside a weaker exchange value of the rand, which affected the value of foreign currency-denominated loans and advances as well as foreign-issued derivative assets. A relatively sizeable short-term foreign loan was also granted to an investment holding company to fund the acquisition of a stake in an international health club operator. Net other assets and liabilities decreased, resulting from a rise in other liabilities of banks to domestic counterparties.

Credit extension

Growth in bank credit extended to the private sector traced that in nominal domestic expenditure over the past three years, fluctuating at twelve-month rates of around 8 per cent throughout this period. Growth in credit extension was underpinned by demand for credit by the corporate sector, while growth in credit extension to households remained subdued. In July 2015 year-on-year growth in total loans and advances decelerated to 7,2 per cent as growth in credit extension to corporates slowed from 15,0 per cent in April to 11,4 per cent, while that to households accelerated marginally from 3,3 to 3,6 per cent. The implementation of regulations applicable to individuals, imposing prescribed parameters for credit affordability assessments as part of the

Quarterly Bulletin September 2015

revisions to the National Credit Regulations, published by the Department of Trade and Industry in March 2015, but subsequently delayed to September, could serve to curtail the extension of credit to the household sector. This could be exacerbated by the proposed lowering of the maximum interest rates which may be charged on unsecured credit. The current high level of consumer debt, rising domestic interest rates, the increase in the maximum personal income tax rate, elevated petrol prices and higher electricity tariffs continued to add pressure on household finances, consumer confidence and credit demand. The ratio of household debt to disposable income improved marginally in the second quarter of 2015 as growth in income exceeded that in debt over the period.

The quarterly increase in loans and advances amounted to R9,4 billion in the second quarter of 2015, down from the R39,3 billion recorded during the same period in 2014 and also significantly lower than the R97,6 billion recorded in the first quarter of 2015. The weaker expansion in aggregate credit extension during the second quarter was largely the result of a contraction in the usage of general loans and bank overdrafts by the corporate sector. The quarter-to-quarter8 growth rate in total loans and advances to the private sector nonetheless increased from a recent low of 5,7 per cent in the fourth quarter of 2014 to 7,2 per cent in the first quarter of 2015 and further to 10,6 per cent in the second quarter.

Other loans and advances – which consists of general loans, bank overdrafts and credit card advances – maintained its role as the dominant driver of credit extension during 2014 and the first half of 2015. Growth in the asset-backed credit categories remained relatively subdued but gradually increased during 2014 and the first half of 2015, mostly on account of improving growth in mortgage advances.

Following a brisk increase of R76,1 billion in the opening quarter of 2015, other loans and advances contracted by R4,5 billion in the second quarter as general loans extended to the corporate sector fell back during this period, while the uptake of overdrafts by the corporate sector also lost momentum. The second quarter was characterised by the repayment of a significant amount of loans by various non-financial corporates. As a result, year-on-year growth in the category for other loans and advances moderated from a recent high of 16,5 per cent in July 2014 to 9,8 per cent in June 2015 and 10,3 per cent in July.

Compared to the buoyant double-digit growth rates recorded between 2010 and 2013, twelve-month growth in general loans to the household sector now maintains a subdued growth path, fluctuating below 5 per cent in 2014 and the first half of 2015. In July 2015 growth measured 5,6 per cent, up from 2,9 per cent recorded in April. The recent uptick in growth could partly be attributed to a low base in the previous year, coupled with a slight increase in demand for general

Quarterly Bulletin September 2015

loans. The overall slowdown in this credit category probably reflected caution by households in the wake of weak growth in employment and income, exacerbated by the recent interest rate increases and relatively tight lending conditions. The proposed regulations on reducing the maximum interest rate that may be charged on unsecured loans could further serve to reduce banks’ appetite to grant such loans to especially high-risk, low-income households.

Mortgage advances made up around 54 per cent of total loans and advances in 2010, but this share gradually dwindled to 43 per cent in early 2015 as it lost ground to the high-growth categories of instalment sale credit and general loans. However, the average monthly increase in mortgage advances outstanding gradually recovered from R1,7 billion in 2012 to around R4 billion per month in 2014 and further to R5,1 billion in the first half of 2015. The current recovery in mortgage advances has been skewed towards commercial property, although growth in mortgage advances on residential property also gained pace, albeit more modestly. The increase in mortgage advances on commercial property could partly be attributed to an ephemeral rise in loans to listed property funds, some of which have been switching away from funding in the bond market while expanding their property portfolios. Twelve-month growth in mortgage advances gradually edged higher throughout 2014 and early 2015, reaching levels last seen in 2010. In the first half of 2015, the year-on-year growth averaged 4,7 per cent, up from around 3 per cent over the same period a year ago. Elevated capital repayments on mortgage advances have been contributing to the moderate growth in net new mortgage advances over the past three years. In July, growth over twelve months came to 5,0 per cent.

The rate of expansion in instalment sale credit and leasing finance, which mainly represents the financing of vehicles, reached a peak towards the end of 2013 but subsequently lost momentum. Twelve-month growth deteriorated from a peak of 14,2 per cent in October 2013 to 4,8 per cent in June 2015 and 4,5 per cent in July due to a decline in especially the consumer-driven new car market, while corporates also cut down on their usage of instalment sale credit. The decline in instalment sale credit and leasing finance was also exacerbated by a securitisation transaction that took place in June 2015, which reduced the amount outstanding on the balance sheet of the banking sector. Industry sources indicate that the slowing in the new car market occurred despite attractive incentive packages on offer by most automotive companies and the continued purchasing of new vehicles by the car rental sector.

The corporate sector’s reliance on bank-intermediated funding edged higher in 2014 and early 2015, diverging further from the weak growth in credit extension to the household sector. The noticeable increase in credit extension to the corporate sector in recent months was particularly robust in the category for other loans and advances, notably general loans and bank overdrafts.

Quarterly Bulletin September 2015

Year-on-year growth in credit extension to the corporate sector accelerated from an average rate of 8,3 per cent in 2013 to 13,8 per cent in 2014, reaching 15,0 per cent in April 2015 before moderating somewhat to 11,4 per cent in July. The recent slowdown in loans and advances extended to the corporate sector was partly related to a high base a year ago, but also reflected the repayment of general loans previously entered into by various non-financial companies.

Twelve-month growth in credit extension to the household sector has been receding since late 2012, reaching an average rate of 4,3 per cent in 2014, down from an average of 8,3 per cent a year earlier. Growth remained sluggish in the first half of 2015, reaching 3,6 per cent in July. Credit extension to households grew by R26,9 billion in the first six months of 2015, slightly less than the R27,4 billion recorded in the same period of 2014. The modest growth during the first half of 2015 was mainly supported by improving growth in mortgage advances, while instalment sale credit and general loans to the household sector remained subdued.

Growth in bank credit by economic sector over the year to June 2015

Sector	Percentage change	Percentage of total credit extension
Electricity, gas and water	45	1,5
Real estate	38	9,2
Finance and insurance	23	18,6
Mining and quarrying	19	2,9
Wholesale and retail trade	17	5,0
Agriculture, forestry and fishing	15	2,1
Business services	15	3,2
Transport, storage and communication	15	2,8
Community, social and personal services	14	8,6
Construction	10	1,0
Manufacturing	4	4,4
Households	-4	36,0
Other	-13	4,9
Total	8	100,0

Quarterly Bulletin September 2015

By economic sector, year-on-year growth in the second quarter of 2015 was dominated by the electricity and real-estate sectors, followed by the financial-intermediation and mining sectors, as shown in the table on the previous page. The electricity sector benefited from the financing of the various phases of the renewable energy projects initiated by government, while the expansion of portfolios by listed property funds probably boosted loans to the real-estate sector. Improving conditions in the property market also resulted in the steady growth in credit extension to the construction sector throughout 2014 and the first half of 2015. Financial intermediation represents a significant portion of total credit extension, and growth in loans within the sector remained healthy in the second quarter of 2015. Credit to the mining sector improved from the second half of 2014 following an end to the protracted strike activity. Due to weak consumer demand, growth in credit to the wholesale and retail trade sector nearly halved from 32 per cent in September 2014 to 17 per cent in June 2015. The weak demand conditions also had a dampening impact on growth in credit extension to the manufacturing sector.

Interest rates and yields

The Monetary Policy Committee (MPC) continued on its path of gradual policy normalisation, raising the repurchase rate by 25 basis points to 6 per cent at its July 2015 meeting. The decision was made against the backdrop of rising inflation risks emanating from a weaker exchange rate of the rand, in turn related to global market reaction to expected US policy normalisation and the decline in commodity prices. In addition, further upside risks to inflation were expected to come from food prices. The MPC remained cognisant of the fragile state of the economy and of the fact that domestic inflation was not driven by demand factors. The domestic growth outlook remained weak as both the supply and the demand sides remained constrained amid declining business and consumer confidence. Regardless of the tightening of policy, the monetary policy stance was still viewed as supportive of the domestic economy as the expected inflation trajectory implied that the real repurchase rate would remain low and below its longer-term average. For the full statement, see page 84 of this Quarterly Bulletin.

After inching higher from March 2015, money-market rates generally retracted somewhat from early June following a short-term respite in the weakening of the exchange value of the rand. Rates again moved higher from mid-July when the exchange value of the rand once again started weakening. During this time, short-term interest rates also reacted to the MPC decision to increase the policy rate by 25 basis points, effective from 24 July. For example, from the start of April 2015 to 23 July, the three-month Johannesburg Interbank Average Rate (Jibar) remained relatively stable, increasing by only 5 basis points to 6,16 per cent. Following the decision by the MPC to raise the repurchase rate, Jibar increased by 14 basis points to 6,30 per cent on 24 July

Quarterly Bulletin September 2015

2015 where it remained until early September. Subsequent to the change in the domestic policy rate, longer-dated rates showed signs of levelling out in early August when the exchange value of the rand stabilised. After trending lower from a recent high of 7,57 per cent on 8 June 2015 to 7,37 per cent on 10 July, the twelve-month Jibar again increased during the course of July and late August. By 8 September, the rate stood at 7,68 per cent.

The tender rate on 91-day Treasury bills initially followed a declining path from 6,13 per cent on 8 January 2015 to a recent low of 5,68 per cent on 22 May, but the trend reversed when the rate increased to a high of 6,16 per cent on 31 July. The low demand for Treasury bills was attributed to investors showing a preference for cash to meet their monthly and quarter-end commitments. The rate remained range-bound in August with some acceleration to 6,26 per cent on 8 September.

During the second quarter of 2015, funding costs for the banking sector continued to trend higher. The spread between the repurchase rate and the South African benchmark overnight rate (Sabor) has been narrowing, especially since the Bank implemented a new liquidity management strategy in August 2013 aimed in part at increasing the level of the money-market shortage. Sabor increased to 5,78 per cent on 8 June 2015, exceeding the repurchase rate for the first time since the Bank started calculating Sabor in 2007. The higher Sabor was also partly the result of banks shifting their funding into longer-term deposits due to increased competition for term funding alongside Basel III requirements. Sabor subsequently trended slightly below the repurchase rate and stood at 5,90 per cent on 8 September.

Due to the higher money-market shortage, the implied rate on one-day rand funding in the overnight foreign-exchange market also increased to a recent high of 7,23 per cent on 8 June 2015 before moderating to 6,00 per cent on 3 July. Subsequent to the increase in the repurchase rate from 24 July, this rate fluctuated between 6,08 and 6,62 per cent up to early September. Increases in the implied overnight rates could partly be ascribed to:

•	a general shortage of rand in the forward market, reflecting increased funding activity by offshore banks;

•	the Bank’s liquidity-draining operations through foreign-exchange swaps;

•

a decline in the number of active offshore participants and a general decline in risk appetite due to tighter global foreign-exchange liquidity conditions, global regulatory reforms as well as domestic interest rate expectations; and

•	inefficiencies in rand liquidity flows between domestic money-market desks and foreign-exchange forward desks in the interbank market.

Quarterly Bulletin September 2015

Towards the end of June 2015, the forward rate agreement (FRA) curve steepened at the short end as the market started to discount a higher probability of an increase in the policy rate in response to rising short-term risks, such as a worsening inflation outlook due to the weaker exchange rate of the rand and the uncertainty around the start of the US policy tightening cycle. The 1x4-month FRA increased from 6,16 per cent at the end of May 2015 to 6,30 per cent in late June, and after levelling out in August rose somewhat to 6,49 per cent in early September. However, during this period the longer end of the curve initially declined alongside the recovery of the exchange rate of the rand from mid-June to mid-July and the rejection of the additional electricity tariff increases by the National Energy Regulator of South Africa (NERSA). Long-term rates again fluctuated higher from late July when the exchange value of the rand weakened. The twelve-month FRA increased from 6,79 per cent on 16 July to 7,26 per cent on 8 September.

The prime lending rate and the predominant rate on mortgage loans increased by 25 basis points to 9,50 per cent at the end of July 2015. Rates on the different deposit and loan categories of private-sector banks generally increased in line with these changes. For a comprehensive analysis of interest rate developments in recent years, see the box below.

Box 6 How closely do interest rates on bank loans to households follow the repurchase rate?

Monetary policy has been accommodative in the post-crisis era, with the policy rate declining from 12 per cent per annum in 2008 to a low of 5 per cent in July 2012 where it remained up to early 2014; even allowing for the subsequent increases, its most recent level of 6 per cent is half its 2008 peak level. Interest rates generally followed the movements in the policy rate, but the spread of lending rates above the repurchase rate widened in recent years, reflecting a tightening of credit standards and a repricing of risk. During the period, households also shifted towards the types of bank loans that carry a higher interest rate risk premium. This box reviews how the interest rates faced by household borrowers have evolved since 2008.

The adjustment of lending margins

Having experienced substantial increases in impaired loans and write-offs, banks reviewed their risk premiums on loans in the period following the 2009 recession as their risk appetite waned and lending standards were tightened in the challenging macroeconomic environment. At the same time, challenges were also posed by increased regulatory scrutiny and rising operating costs as the South African banking sector started gearing up for the further implementation of the Basel III supervisory requirements.

As can be seen in the accompanying graph, key interest rate spreads widened significantly over the past seven years. However, the exact contribution to this widening of regulatory changes, on the one hand, and macroeconomic conditions, on the other, cannot be quantified.

Quarterly Bulletin September 2015

After a period of relatively relaxed credit standards alongside rising property prices, with the end of the property boom banks started tightening their standards and even though the monetary policy stance became progressively more accommodative, the interest rate spread on mortgage advances widened. In turn, the tighter credit standards contributed to the slow growth in mortgage advances in recent years.

Instalment sale finance refers to the financing of movable assets and is generally dominated by vehicle finance, which constitutes around 85 per cent of instalment sale credit. The spread between the interest rate on instalment sale credit and the repurchase rate recorded a significant upward adjustment in 2009. A surge in overdues and repossessions triggered the pronounced repricing of risk by banks on this type of credit. The margin has generally been maintained in subsequent years although the spread narrowed somewhat from 2013 alongside buoyant vehicle sales.

The category of ‘other loans and advances’ includes general loans, credit card advances and overdrafts. While this covers a variety of products, the interest rates on these loans are generally charged at a much higher rate than those on the asset-backed categories of mortgage advances and vehicle financing. The risk premium included in these interest rates already increased in 2007, and has been broadly maintained in recent years.

Quarterly Bulletin September 2015

Changes in the composition of household credit

Mortgage advances have traditionally been the dominant category of credit taken up by households. However, in the wake of the 2009 recession the composition of credit underwent a gradual change. The uptake of mortgage loans slowed markedly as the fixed property market ran out of steam, while growth in other categories of credit, such as instalment sale credit and general loans, gathered pace. The progressive change in the uptake of credit is especially evident when the composition is expressed as a percentage of total loans and advances to households, as shown in the accompanying table.

Composition of household loans in selected years

Per cent

As at December	2008	2010	2012	2014	2015*
Mortgage advances	69,6	68,6	61,3	58,7	58,7
Instalment sale and leasing finance	14,9	14,5	15,9	17,4	17,1
Overdrafts	2,7	2,3	2,3	2,6	2,5
Credit card advances	5,5	4,9	6,0	6,7	7,0
General loans	7,3	9,6	14,5	14,6	14,7
Total	100,0	100,0	100,0	100,0	100,0

*	June

Mortgage advances declined from around 70 per cent of outstanding bank credit to households in December 2008 to less than 60 per cent in June 2015. Other categories of credit, such as general loans, picked up strongly from 2009 as unsecured lending gained momentum, but levelled out from 2012. Instalment sale finance and credit card advances also increased in recent years.

Calculating a weighted average household lending rate

By using the composition of loans and advances to the household sector and applying the applicable interest rate1 to each category of credit, it is possible to derive a weighted average interest rate for the household sector. The rate may be compared to the repurchase rate to indicate how the combined effect of the change in preference for credit and the change in the risk spreads charged by banks affected the interest rate burden of households.

Weighted average rate

As at December	Repurchase rate	Weighted average rate	Margin to repurchase rate
2008	11,5	14,91	3,41
2009	7,0	11,12	4,12
2010	5,5	10,21	4,71
2011	5,5	10,47	4,97
2012	5,0	10,47	5,47
2013	5,0	10,45	5,45
2014	5,75	11,23	5,48
2015*	5,75	11,27	5,52

*	June

There was some narrowing of the spread between the average repayment rate for households and the repurchase rate in 2008, indicating the easier credit conditions that prevailed during the period, but the margin started to widen early in 2009. While households have benefited from the easier monetary policy stance since 2008, the pass-through of the benefit has weakened in subsequent years, especially since 2010 when growth in unsecured lending started to accelerate. Banks progressively tightened the risk premium on interest rates for most categories of credit in the period following the 2009 recession, but households also increased their exposure to the more expensive categories of credit. Exposure

1	The weighted average interest rate as reported by banks, inclusive of both new and existing loans, for each category of credit

Quarterly Bulletin September 2015

to instalment sale credit and general loans has increased since 2009, while growth in mortgage loans decelerated. The rising margin is therefore a combination of tighter credit standards and a change in households’ exposure towards loans that carry a higher risk premium reflected in the interest rate. However, the margin stabilised from late 2012 when growth in unsecured lending started to decelerate.

Conclusion

Monetary policy has been accommodative since 2008, with the policy rate declining to levels last recorded more than 30 years ago. This provided households with substantial relief in terms of their repayment burden on bank credit. However, when calculating a weighted average repayment rate for the household sector and comparing it to the repurchase rate, it is evident that the spread has widened since 2009. Part of the reason is the generally tighter credit standards adopted by banks in a challenging macroeconomic environment while also gearing up towards the requirements of Basel III. However, households also recorded a shift in exposure towards loans that carry a higher interest rate risk premium. Accordingly, the average interest rate faced by households on their borrowing from banks has not moved parallel to the policy interest rate set by the Bank, but has effectively become somewhat more restrictive – by as much as 2 percentage points over the past seven years. This probably contributed to the weak growth in the household sector’s credit uptake in recent years.

In line with movements in government bond yields, interest rates on the RSA government retail bonds changed as depicted in the table on the next page. After peaking at R12 billion in July 2012, the amount in issue of all retail bonds declined to R7,3 billion in July 2015, although the downward trend bottomed out in recent months alongside increases in the yields on fixed-rate bonds.

South African bond yields continued on an ascending trend in most of 2015, although there was a short-lived pull-back from mid-June when global concerns about the Greek debt crisis subsided. Several factors contributed to the upward trend in yields, including:

•	concerns regarding the slowdown in China’s economy and turmoil in Chinese financial markets;

•	the depreciation in the exchange value of the rand;

•	the (limited) recovery in the oil price;

•	the increase in the repurchase rate; and

•	uncertainty regarding the response of financial markets to an imminent increase in US policy interest rates.

Quarterly Bulletin September 2015

Interest rates on South African government retail bonds

Per cent

Effective from:	2-year bond	3-year bond	5-year bond
Fixed rate:
1 Mar 2014	7,25	7,75	8,25
1 Feb 2015	7,25	7,75	8,00
1 Jun 2015	7,75	8,00	8,50
1 Aug 2015	8,00	8,25	8,50

Inflation linked:	3-year bond	5-year bond	10-year bond
1 Dec 2014	1,25	1,75	2,00
1 Jun 2015	1,00	1,50	1,75

The daily average yield on the South African R186 government bond (maturing in 2025/26/27) increased from a low of 7,07 per cent at the end of January 2015 to 8,55 per cent on 8 September. Similarly, the daily closing yield on the US ten-year government bond increased by 52 basis points from 1,66 per cent at the end of January 2015 to 2,18 per cent on 8 September.

The spread between South African and US government bond yields rose to a peak in 2008 and thereafter moved broadly sideways, reaching 609 basis points in August 2015 – 60 basis points above its long-term average taken from 2008. South African bond yields started to track US bond yields more closely in recent years and this intensified from mid-2013 after the tapering announcement by the US Federal Reserve. With South African bond yields sensitive to US bond yields, which in turn are sensitive to movements in the US federal funds rate, the increase in the US federal funds rate, widely expected in the remainder of 2015, is therefore likely to set off a train of events that may also filter through to local bond yields.

Quarterly Bulletin September 2015

Following these developments in the bond market, the yield curve moved higher from the end of January 2015 to September across the maturity spectrum. Therefore the yield gap, measured as the difference between yields at the extreme long and short ends of the curve, widened from 207 basis points at the end of January 2015 to 317 basis points on 8 September, with the upward sloping yield curve remaining noticeably flat from the 15-year maturity category onwards.

Some deterioration in the inflation outlook was apparent from the recent upward trajectory in the break-even inflation rate. This approximation of expected long-term inflation is calculated as the difference between the nominal yield on conventional government bonds and the real yield on inflation-linked government bonds. Focusing on the eight-year maturity range,

Quarterly Bulletin September 2015

break-even inflation recorded a low of 5,24 per cent at the end of January 2015, but subsequently fluctuated higher to above the 6 per cent level and amounted to 6,72 per cent on 8 September. The upward movement in break-even inflation arose from both a decline in real yields on inflation-linked bonds and an increase in nominal yields.

Consistent with the general upward trend in domestic bond yields, the currency risk premium9 on South African government bonds widened from 305 basis points in January 2015 to 390 basis points in May, as the yield on rand-denominated bonds increased more pronouncedly than yields on US dollar-denominated bonds. Thereafter, the premium narrowed to 345 basis points in August, with a more prominent increase in the US dollar-denominated bond yield.

The sovereign risk premium on South African government US dollar-denominated bonds in the ten-year maturity range trading in international markets narrowed from an average of 224 basis points in January 2015 to 201 basis points in May, before widening to 249 basis points in August. This was broadly aligned with the concurrent movements in the JPMorgan Emerging Markets Bond Index Plus (EMBI+)10 yield spread above US government bonds, reflecting the ebb and flow in investor sentiment towards US dollar-denominated debt instruments of emerging markets.

Money market

The actual daily liquidity requirement of the private-sector banks varied between a high of R47,9 billion and a low of R29,7 billion during the second quarter of 2015, slightly wider than the range of R34,3 billion to R43,3 billion recorded in the first quarter of 2015. The gradual longer-term rise in the daily liquidity requirement of the private-sector banks reflected the reforms introduced in recent years to keep the money-market shortage closely aligned with conditions in the money market, ultimately improving the effectiveness of the transmission of monetary policy.

During the second quarter of 2015, liquidity to the net amount of R1,6 billion was injected into the money market, compared to a net injection of R1,1 billion recorded in the first quarter. For the three months to June 2015, the net effect of the collective change in the amount of notes and coin in circulation outside the Bank as well as banks’ required cash reserve deposits contracted money-market liquidity by R2,2 billion. The Bank utilised its liquidity management instruments to partly offset the factors that had impacted on money-market liquidity conditions, injecting R0,2 billion into the money market during this period. In July 2015 liquidity management operations served to inject R2,1 billion into the market, while overall money-market conditions were characterised by a net drainage of R3,1 billion.

Quarterly Bulletin September 2015

Money-market liquidity flows

R billions (easing + tightening –)

	2015
	Jan–Mar	Apr–Jun	Jul
Notes and coin in circulation	9,1	1,3	-2,1
Change in cash reserve accounts	-1,7	-3,5	-2,8
Money-market effect of SARB* foreign-exchange transactions in the spot market	-1,3	-0,8	-0,3
Government deposits with SARB	0,0	0,0	0,0
Use of liquidity management instruments	-7,3	0,2	2,1
Reverse repurchase transactions	-0,4	0,0	1,4
SARB debentures	-2,9	0,5	2,2
Forward position (swaps)	-10,0	1,0	-4,0
Corporation for Public Deposits call deposits with SARB	6,1	-1,3	2,5
Other items net	2,2	4,4	0,0
Liquidity provided to banking system	1,1	1,6	-3,1

*	SARB: South African Reserve Bank

Spot sales of foreign exchange by the Bank amounted to R0,8 billion during the second quarter of 2015 and had a contracting impact on money-market liquidity. At the same time, maturing foreign-exchange swaps of R1,0 billion, previously entered into by the Bank, had an expansionary impact on the money market.

From April to July 2015 capital redemption payments and scheduled coupon interest payments on various government bonds amounting to R22,5 billion were effected from the government tax and loan accounts, with only R53 million of this amount accruing to the Bank.

On 7 July 2015 the Bank signed a multilateral Inter-Central Bank Agreement with the BRICS central banks in Moscow, Russia. The agreement was created for the purpose of implementing the Contingent Reserve Arrangement (CRA), as announced at the BRICS Summit in Fortaleza, Brazil. The CRA provides a framework for the provision of liquidity to other BRICS countries through currency swap arrangements. The purpose of the CRA is to help countries forestall short-term liquidity pressures, promote further BRICS cooperation, strengthen the global financial safety net, and complement existing international arrangements. Following the ratification of the CRA Treaty by all the BRICS countries and the finalisation of the agreement, the CRA – with an initial size of US$100 billion – will become effective.

On the same occasion, the Bank and the People’s Bank of China signed a Memorandum of Understanding (MoU) for the clearing and settlement of the renminbi in South Africa. Both central banks agreed to coordinate and cooperate on the supervision, oversight and clearing of the renminbi in South Africa and also to exchange information to facilitate the continuous improvement and development of bilateral trade. The MoU signifies an important milestone reached in the continuous joint effort to build capabilities in the South African financial markets to better serve bilateral trade, investment and financial flows between China and South Africa.

Bond market

Funding activity in the primary bond market remained robust in the first seven months of 2015, reflecting increased demand for funding, especially by the public sector. Net issues of bonds by the public sector amounted to R126 billion in the first seven months of 2015, with national government accounting for 90 per cent of that funding. National Treasury issued two new government bonds in July 2015 and one in September:

•	a conventional fixed-income bond, the R2035, with a coupon rate of 8,875 per cent and a maturity date of 28 February 2035;

•	an inflation-linked bond, the I2033 bond, with a real coupon interest rate of 1,875 per cent and a maturity date of 28 February 2033; and

•	a conventional fixed-income bond, the R2040, with a coupon rate of 9 per cent and a maturity date of 31 January 2040.

Quarterly Bulletin September 2015

The new issues, initially announced in the Budget Review 2015, aimed to broaden the funding options available to government and the investment options available to savers.

Private-sector bond funding in the first seven months of 2015 was still largely driven by banks. Net bond issues of R23 billion made by the private sector in the first seven months of 2015 were slightly lower than the net issues of R24 billion recorded over the same period of 2014. Banks contributed R18 billion to total net issues by the private sector, while non-bank private companies recorded net bond issues of only R0,4 billion in the first seven months of 2015. The weak economy and the flexibility offered by bank loans contributed to the subdued issuance by non-bank private companies.

Funding through short-term commercial paper and securitised instruments picked up in the seven months to July 2015 after having recorded net redemptions in 2014. As a result, the total nominal value of debt securities listed on the JSE increased by R147 billion in the first seven months of 2015, bringing the outstanding nominal amount to R2,2 trillion at the end of July, with bond market capitalisation reaching R2,6 trillion in that same month. Of the total outstanding nominal amount in issue at the end of July 2015, general government accounted for 67 per cent and banks for 13 per cent, followed by public corporations with 12 per cent and non-bank private companies with 5 per cent.

Quarterly Bulletin September 2015

While Share Transactions Totally Electronic (Strate) has been the only central securities depository since its inception in 1999, the Financial Services Board has now granted Granite Central Securities Depository (Granite) a financial market infrastructure licence to operate as such a depository. The licence mandate is for bonds and money-market instruments. Granite plans to be operational by the first quarter of 2016.

Turnover in the secondary bond market picked up in the first eight months of 2015, following higher volumes traded and, on average, lower bond yields compared with 2014. The daily average turnover of R95 billion in the first eight months of 2015 was 17 per cent higher than in the corresponding period of 2014. Repurchase agreements accounted for 66 per cent and standard transactions for 32 per cent of the total value traded in the first eight months of 2015. The All-Bond Index (ALBI) recorded an unimpressive return of 3 per cent in the first eight months of 2015 as risk, uncertainty and volatility continued to permeate the bond market.

The issuance of rand-denominated bonds by foreign borrowers in the European bond markets slowed in the first eight months of 2015, as shown in the accompanying table. Redemptions simultaneously rose noticeably. In the Japanese Uridashi bond market, rand-denominated bond issuances seemed to be on a recovery path in 2015, but redemptions of these bonds also rebounded. Consequently, total net issues of rand-denominated bonds in both markets amounted to R9,8 billion in the first eight months of 2015, just more than half the net issues recorded in the corresponding period of 2014.

Rand-denominated bonds issued in international bond markets, January to August

R millions

	Eurorand		Uridashi		Total
	2014	2015	2014	2015	2014	2015
Issues	20 455	16 661	1 539	4 925	21 994	21 586
Redemptions	2 285	6 497	2 401	5 293	4 686	11 790
Net	18 170	10 164	-862	-368	17 308	9 797

Exchange-reported data show that non-residents were net sellers of local bonds for three consecutive quarters up to the first quarter of 2015, but subsequently became net buyers of local bonds to the value of R5,8 billion in the second quarter and R0,1 billion in July 2015 as nominal yields in the South African market offered value. Thereafter, non-residents reverted to

Quarterly Bulletin September 2015

net sales of local bonds to the amount of R0,5 billion in August. Non-residents’ participation rate in the local secondary bond market averaged 10 per cent in the first eight months of 2015, comparable with 11 per cent in 2014.

Share market

Share markets throughout the world experienced turmoil in the first eight months of 2015. Equity capital-raising activity in the domestic and international primary share markets by companies listed on the JSE nevertheless continued briskly and amounted to R136 billion in the first eight months of 2015 – 20 per cent higher than in the corresponding period of 2014. Thus far in 2015, companies in the industrial sector accounted for 65 per cent of the total equity capital raised. Delistings on the JSE continued to exceed new listings in the eight months to August 2015, similar to the corresponding period of 2014.

Despite the decline in share prices from late April 2015 onwards, turnover in the secondary share market remained high in the first eight months of 2015, boosted by higher volumes traded. The value of shares traded on the JSE averaged R19 billion per day thus far in 2015, compared with R16 billion recorded over the same period in 2014. The market capitalisation of the JSE came to R11 trillion in August 2015 – 8 per cent lower than the all-time high recorded in April 2015.

Non-residents continued demonstrating strong interest in the domestic secondary share market in 2015, with an average participation rate of 20 per cent in the first seven months of 2015. Exchange-reported data reflected net purchases of local shares by non-residents amounting to R20 billion in the second quarter of 2015, the highest level since the third quarter of 2009, representing an increase of R7,5 billion from the first quarter of 2015. Non-residents increased their holdings of shares by a further R7,6 billion in July and August 2015, bringing cumulative net purchases to R40 billion in the first eight months of 2015 – noticeably higher than in the corresponding period of 2014.

The FTSE/JSE All-Share Price Index (Alsi) increased by 18 per cent from a recent low of 46 673 index points on 15 October 2014 to an all-time high of 55 188 index points on 24 April 2015, mainly supported by the depreciation in the exchange value of the rand and higher international equity prices. Subsequently, the Alsi dipped below the 50 000 index level for the first time since January 2015, declining by 10 per cent to 49 573 index points on 8 September. This was as a result of, among other factors, weaker global equity prices and lower global commodity prices following concerns over slowing Chinese economic growth and their market turmoil.

Quarterly Bulletin September 2015

This dragged down the domestic resources sector, which recorded a loss of 21 per cent over the period 24 April 2015 to 8 September. In US dollar terms, the Alsi declined by 28 per cent from 23 July 2014 to 8 September 2015, alongside the depreciation in the exchange value of the rand. Meanwhile, in the US the Standard & Poor’s (S&P) 500 Composite Index declined by 1 per cent over the same period.

The total earnings of companies listed on the JSE fell by 8 per cent in the first eight months of 2015, which lifted the historical price-earnings ratio of all classes of shares from 16,8 in January 2015 to 18,6 in August. The dividend yield for JSE-listed companies increased from 2,1 per cent in February 2015 to 2,6 per cent in August.

Market for exchange-traded derivatives

With 2,3 million contracts traded, trading in commodity futures and options contracts on the Commodity Derivatives Market of the JSE during the first eight months of 2015 was 24 per cent higher than in the corresponding period of 2014. This was alongside the surge in domestic prices of agricultural commodities, in response to tightened grain supply emanating from recent drought conditions, and the adverse movements in the exchange value of the rand. Domestic white maize prices continued on a much higher trajectory than that of yellow maize, as white maize supply remained hard-hit with the lowest predicted harvest in eight years. Persistent declines in international wheat prices triggered another increase in the domestic wheat import tariff in June 2015; in support of local wheat production, the Department of Trade and Industry, with assistance from the International Trade Administration Commission of South Africa, increased the wheat import tariff from R461 per ton to R800,1 per ton. Subsequently, the wheat import tariff has been decreased to R510,6 per ton in August.

In July 2015 the JSE introduced a foreign-referenced cash-settled milling wheat contract following the signing of a licensing agreement with Euronext. This contract provides market participants with access to the benchmark European milling wheat contract, and is traded and settled in rand. Furthermore, the JSE added to its Quanto commodity product range the first can-do option, namely the Quanto corn commodity can-do contract.

Lacklustre performance in the currency derivatives market of the JSE continued during the eight months to August 2015, evidenced by a 3 per cent decline in trading activity when compared with the corresponding period of 2014. However, trading volumes in the interest rate derivatives market registered an increase of 11 per cent over the same period. Turnover in all derivatives traded on the JSE during the first eight months of 2015 is shown in the table on the next page.

Quarterly Bulletin September 2015

Derivatives turnover on the JSE, January to August 2015

Type of derivative	Value (R billions)	Change over one year (Per cent)
Equity	4 106	15
Warrants	0,4	-17
Commodity	484	38
Interest rate	533	12
Currency	330	4

Real-estate market

In the course of 2015, South African house prices continued to rise but at a slower pace. In August 2015 year-on-year increases in the nominal prices of residential property ranged between 4 per cent and 6 per cent across the different barometers depicted in the accompanying graph. The gradually declining trend in most indicators of nominal house price growth since the fourth quarter of 2014 was consistent with subdued economic growth, the moderate increases in the repurchase rate together with expectations of possible further interest rate increases, as well as tight household finances and subdued consumer confidence. Similarly, the consumer price index for actual housing rentals remained lacklustre, with inflation in rentals averaging around 5 per cent over the past five years.

Residential property transfers refer to all residential property purchases made, including all cash and mortgage bond transactions funded by banks, private individuals and non-banking institutions. After the number of transfers picked up marginally from the low levels in 2009 to late 2014, it tapered off to July 2015, impacted by poor demand for mortgage credit and constrained consumer confidence.

Quarterly Bulletin September 2015

Box 7 Divergence in house price behaviour

While the behaviour of national average house prices is important from a macroeconomic viewpoint, national averages often hide considerable divergence at the disaggregated level. Data from Lightstone, for instance, show that price inflation of luxury, high-value and intermediate-value houses have moved closely together in recent years, but that the prices of houses in the low-value segment have over the past ten years consistently risen more strongly than those of the more expensive housing segments, as shown in the accompanying graph.

The low-value segment – houses with a current value of less than R250 000 – is where most people enter the commercial housing market for the first time, in many instances moving from informal dwellings to a formal-sector house. Included in the low-value segment is Reconstruction and Development Programme (RDP) housing, where prices are volatile. This segment has benefited from salary and wage increases that have in recent years generally been higher for low-income earners than for the average worker. The absence of transfer duty on property transfers in the low-value segment, alongside demographic and spatial shifts that result in many people moving into formal houses, probably favours the low-value segment.

Quarterly Bulletin September 2015

Non-bank financial intermediaries

In the second quarter of 2015, the balance sheet of non-bank financial institutions11 was buoyed by new investment as opposed to market revaluations. The consolidated assets of these institutions grew marginally by 0,3 per cent from the first quarter of 2015 to R7,9 trillion in the second quarter, representing a year-on-year increase of 7 per cent. Although the asset base of these institutions is traditionally dominated by insurers and the Public Investment Corporation, unit trusts were largely responsible for the growth in the balance sheet of non-bank financial institutions in the second quarter of 2015. The assets of non-money-market unit trusts remained broadly unchanged at R1,8 trillion in the first and second quarters of 2015. Holdings of non-money-market unit trusts were supported by growth in funds that invest in diversified multi-asset portfolios rather than in equity portfolios.

Heightened volatility in global financial markets and the decline in equity prices in the second quarter of 2015 contributed to a decline in exposure to the share market. The percentage of assets held by non-bank financial intermediaries in equities fell by 1 percentage point from the first quarter of 2015 to 56 per cent of total assets in the second quarter.

Holdings of fixed-interest securities by these intermediaries were influenced by an increase in bond yields in the second quarter of 2015. As a ratio of total assets, fixed-interest securities increased slightly by 0,3 percentage points from the first quarter of 2015 to 28 per cent of total assets in the second quarter. Uncertainty around the share market seemed likely to encourage investment in debt securities, as this asset class provides long-term investors with stable cash inflows over time.

Non-bank financial intermediaries’ holdings of cash and deposits increased by 0,5 percentage point from the first quarter of 2015 to 7 per cent of total assets in the second quarter. Investment in money-market unit trusts increased by R14 billion from the first quarter of 2015 to the second quarter, possibly benefiting from the resurgence of risk aversion amid the decline in equity prices. The reallocation of funds into cash and deposits was probably supported by expectations of further increases in interest rates.

The value of loans extended by non-bank financial intermediaries remained unchanged at 6 per cent of total assets in both the first and second quarters of 2015. However, gross loans extended by vehicle finance companies in the form of instalment sale credit and leasing finance increased by 4 per cent to R110 billion over the same period, despite increased pressure faced by households and weak consumer confidence.

Quarterly Bulletin September 2015

The deterioration in economic conditions contributed to an increase in the withdrawal of funds from these intermediaries in the second quarter of 2015, exacerbated by job losses and subdued household disposable income. Meanwhile, investment income received by non-bank financial institutions moderated slightly in the second quarter of 2015 due to lower dividends received.

In July 2015 National Treasury released for comment draft regulations and a related explanatory memorandum on implementing retirement reforms, with the aim to lower charges and improve market conduct in the retirement industry. Retirement funds would be required to operate a set of default policies that rebalances the interests of fund members and service providers, once the draft regulations were adopted. The draft default regulations were published in terms of section 36(1)(c) of the Pension Funds Act 24 of 1956.

Flow of funds

Funding by non-residents into the domestic economy was led by loans and bond acquisitions during the first quarter of 2015. A collective inflow of R16,0 billion in long-term government bonds and securities issued by public enterprises was recorded in the first quarter of 2015, adding to the R60,4 billion advanced through loans. Furthermore, the foreign sector acquired portfolio equity amounting to R22,0 billion during the same period. However, this display of appetite for emerging-market securities was counteracted by some foreign parent companies selling their positions in the domestic subsidiaries, which resulted in total equity transactions recording a net outflow of R14,6 billion in the first quarter of 2015. Non-residents’ interest in the South African financial market occurred as the US Federal Reserve’s monetary policy normalisation continued to be deferred amid lustreless economic data, lifting international investor sentiment towards emerging-market economies.

The financial intermediation sector recorded higher total inflows during the first quarter of 2015 compared with the final quarter of 2014, as deposit receipts increased at a faster pace and more than offset the lower inflows12 into the retirement and life funds. The intermediaries received deposits amounting to R64,7 billion and inflows into retirement and life funds of R20,6 billion in the first quarter of 2015, from R50,9 billion and R29,9 billion respectively registered in the final quarter of 2014. The growth rate of deposits reflected the lower base effects as the fourth quarter is usually a high expenditure period induced by festivities. Meanwhile, the lower inflows into retirement and life funds partly reflected job losses in the economy. Financial intermediaries continued to channel funds through credit extension and bond and equity purchases. They extended a collective amount of R209 billion through credit extension and bond and equity purchases in the first quarter of 2015. In line with their financial obligations, banks intermediated mostly through credit extension, while non-bank financial institutions acquired bonds and equities during the period under review.

Quarterly Bulletin September 2015

The general government sector’s deficit position narrowed substantially to R5,0 billion in the first quarter of 2015 from R14,6 billion recorded in the final quarter of 2014. This small deficit emanated mainly from higher capital transfers of R14,7 billion by local governments during the first quarter of 2015, up from R9,2 billion in the fourth quarter of 2014 – a trend that normally coincides with the fiscal year end. Most of these capital transfers were conditional grants earmarked for municipal infrastructure, urban human settlements and public transport infrastructure. Government’s borrowing position was financed through the issuance of long-term government bonds, which amounted to R68,9 billion during the first quarter of 2015. The general government continued to secure funding from non-residents and the domestic financial intermediaries sector, including other monetary institutions, the Public Investment Corporation, insurers and retirement funds, and other financial institutions.

During the first quarter of 2015 non-financial corporate business enterprises’ total flows grew faster, along with the increase in the pace of capital outlays. Both private and public corporate businesses’ gross capital formation increased, resulting in an overall growth rate of 16 per cent from R120 billion in the final quarter of 2014 to R139 billion in the first quarter of 2015. Non-financial corporate business enterprises recorded an aggregate financial shortfall of R5,8 billion, as the surplus position of the private corporate businesses was not enough to offset the deficit incurred by the state-owned enterprises. The shortfall was financed through the issuance of public enterprises securities as well as loans and advances. In particular, the electricity supplier raised funds from the international bond market during the first quarter of 2015. National Treasury also announced that the proceeds from the sale of its stake in Vodacom would be used to finance the R23 billion budget allocation to the electricity supplier, which should improve the power utility’s financial position. However, the ongoing disruptions in electricity supply, coupled with a rating agency’s lowering of the electricity supplier’s long-term credit rating to non-investment grade, will probably negatively affect its risk profile and borrowing costs in the short term

The household sector’s total flows amounted to R37,6 billion during the first quarter of 2015, which was 12 per cent lower than in the fourth quarter of 2014. Having registered a deficit position of R48,6 billion during the first quarter of 2015, households sourced loans amounting to R38,1 billion. Funds acquired through mortgage loans amounted to R10,3 billion, which was higher than the R3,0 billion recorded in the final quarter of 2014. However, bank loans and advances slowed from R12,2 billion to R9,9 billion over the same period. Overall, household demand for credit remained sluggish against the backdrop of fewer employment opportunities and relatively tight lending conditions. At the same time, the household sector’s flows into retirement and life funds slowed from R24,8 billion in the final quarter of 2014 to R17,2 billion in the first quarter of 2015, while cash and deposits remained broadly unchanged at the R22 billion level.

Quarterly Bulletin September 2015

Public finance12

Non-financial public-sector borrowing requirement13

In the April–June quarter of 2015, the non-financial public-sector borrowing requirement amounted to R58,2 billion – more than double the amount recorded in the same period a year earlier. The higher non-financial public-sector borrowing requirement resulted from higher cash deficits recorded by both consolidated general government and the non-financial public enterprises and corporations. In turn, the deficit recorded by consolidated general government was driven by a widening in the deficits of national and local governments.

Non-financial public-sector borrowing requirement

R billions

Level of government	Apr–Jun 2014*		Apr–Jun 2015*
Consolidated general government	8,1		29,4
National government	27,5		35,4
Extra-budgetary institutions	-2,8		-2,2
Social security funds	-9,3		-3,3
Provincial governments	-7,8		-8,1
Local governments	0,5		7,6
Non-financial public enterprises and corporations	18,8		28,8
Total**	26,9	**	58,2	**
As percentage of gross domestic product	2,9		5,9

*	Deficit +, surplus –
**	Components may not add up to totals due to rounding

The non-financial public-sector borrowing requirement amounted to 5,9 per cent of GDP in the first quarter of fiscal 2015/16 compared with the ratio of 2,9 per cent recorded in the same period of the previous fiscal year.

The borrowing requirement of consolidated general government amounted to R29,4 billion in the first quarter of fiscal 2015/16, or R21,3 billion higher than in the April–June quarter of 2014. It therefore shot up to 3,0 per cent of GDP in the first three months of fiscal 2015/16 compared with 0,9 per cent recorded in the same period a year earlier.

Quarterly Bulletin September 2015

South Africa’s non-financial public enterprises and corporations recorded a preliminary borrowing requirement of R28,8 billion in the first quarter of fiscal 2015/16 – some R9,9 billion more than the borrowing requirement recorded in the same period a year earlier. The widening of the cash deficit could be attributed to prominent growth in total expenditure which far outpaced the modest growth in total cash receipts.

Preliminary estimates indicated that the net investment in non-financial assets by non-financial public enterprises and corporations amounted to R19,6 billion in the first quarter of fiscal 2015/16, virtually unchanged from the same period of the previous fiscal year. Despite the internal challenges faced by some of the state-owned companies, their prominence in the economy was maintained. The Budget Review 2015 projected that infrastructure-related spending by state-owned companies would reach R362 billion over the three-year planning period, with the bulk of the spending channelled to the energy, water and sanitation, telecommunications as well as transport sectors.

Non-financial public enterprises and corporations continued using the bond market as their main source of funding for capital expenditure. Net issuances of domestic marketable bonds by these entities amounted to R3,9 billion in the first quarter of fiscal 2015/16, bringing the aggregate value of outstanding marketable bonds to R234 billion at the end of June 2015. The major state-owned companies – namely Eskom, Transnet and the South African National Roads Agency Limited (SANRAL) – accounted for 86,6 per cent of the total.

Preliminary data indicated that national government’s cash receipts from operating activities totalled R247 billion in the first quarter of fiscal 2015/16, representing a year-on-year rate of increase of 5,8 per cent. Brisk collections in most major tax categories contributed to the rise in national government cash receipts.

Cash payments for operating activities of national government amounted to R280 billion in April–June 2015, or 8 per cent more than in the first three months of fiscal 2014/15. Compensation of employees recorded an increase of 6,5 per cent year on year, amounting to R31,4 billion during the period under review. Grants to other levels of government accounted for 56 per cent of total expenses, recording a year-on-year rate of increase of 7,4 per cent.

Summing national government net cash flow from operating activities, together with net investment in non-financial assets, yielded a cash deficit of R35,4 billion in April–June 2015. This was R7,9 billion higher than the cash deficit recorded in April–June 2014.

Quarterly Bulletin September 2015

In the first quarter of fiscal 2015/16, provincial governments’ financial activities resulted in a cash surplus of R8,1 billion – R0,3 billion higher than the cash surplus recorded in April–June 2014. The Budget Review 2015 projected a surplus of R0,2 billion to be recorded by this level of government for the 2015/16 fiscal year as a whole.

Provincial government cash receipts from operating activities amounted to R121 billion in the first quarter of fiscal 2015/16, representing a year-on-year rate of increase of 5,7 per cent. Growth in total cash receipts was predominantly boosted by grants from national government and amounted to R118 billion in the quarter under review. These grants – equitable share and conditional grants – increased at a year-on-year rate of 5,7 per cent during the first quarter of fiscal 2015/16.

For the period under review, provincial government expenditure – cash payments for operating activities together with net investment in non-financial assets – recorded a year-on-year rate of increase of 5,8 per cent and amounted to R113 billion in the first three months of fiscal 2015/16. Provincial governments’ compensation of employees recorded a 3,6 per cent year-on-year rate of increase in April–June 2015. The slower increase in the compensation of employees could be attributed to the decline in the head count of provincial personnel. Personnel spending on educators and health practitioners amounted to R60,6 billion in the first quarter of fiscal 2015/16, with these two functional sectors constituting 86,6 per cent of the total compensation of employees.

Provincial governments’ deposits with the Corporation for Public Deposits increased from R21,3 billion at the end of March 2015 to R22,9 billion at the end of June 2015. At the same time, their deposits with private banks and their overall indebtedness increased from R10,8 billion to R18,4 billion and from R0,4 billion to R0,6 billion over the same period respectively.

Preliminary data indicated that local governments’ cash deficit widened substantially and amounted to R7,6 billion in the first quarter of 2015/16 compared with the negligible cash deficit recorded in the April–June quarter of 2014. The increased cash deficit could be attributed to a stronger decline in receipts than in payments.

Cash receipts from the operating activities of local government recorded a year-on-year decrease of 18,0 per cent to amount to R56,7 billion in the first quarter of fiscal 2015/16. Municipal own revenue declined significantly, contributing to lower-than-expected cash receipts by local government. At the same time, municipal voluntary transfers other than grants were revised downwards in the first quarter of fiscal 2015/16.

Cash payments for the operating activities of local government recorded a decline of 10,6 per cent year on year to amount to R50,4 billion during the April–June quarter of 2015. The decline was the result of lower purchases of goods and services. Net investment in non-financial assets amounted to R14 billion in the first quarter of 2015/16, some 5,3 per cent more than in the same period a year earlier.

Preliminary data of extra-budgetary institutions indicate a cash surplus of R2,2 billion in the first quarter of fiscal 2015/16 – moderately lower than the cash surplus of R2,8 billion recorded in the same period a year earlier. The decrease in the cash surplus could be attributed to higher cash payments owing to an increase in the purchases of goods and services.

Social security funds recorded a preliminary cash surplus of R3,3 billion in the first three months of fiscal 2015/16, compared with a cash surplus of R9,3 billion recorded in the same period a year ago. The Budget Review 2015 projected that this sub-level of consolidated general government would record a cash surplus of R11,6 billion for the full fiscal year.

Budget comparable analysis of national government finance

In the first quarter of fiscal 2015/16, national government expenditure followed a lower-than-budgeted path. Spending by national government totalled R271 billion during this period, or 6,8 per cent more than in April–June 2014. The Budget Review 2015 envisaged that national government spending would increase by 8,0 per cent year on year to amount to R1 222 billion

Quarterly Bulletin September 2015

in fiscal 2015/16. Relative to GDP, national government expenditure amounted to 27,3 per cent in the first three months of fiscal 2015/16, slightly more than the expenditure ratio of 27,0 per cent recorded a year earlier.

National government expenditure in fiscal 2015/16

	Originally budgeted Full 2015/16		Actual Apr–Jun 2015
Expenditure item
	R billions	Percentage change*	R billions	Percentage change*
Voted amounts	679,5	8,6	151,1	9,0
Current payments	194,6	9,2	43,1	8,8
Transfers and subsidies	464,8	8,4	106,1	8,8
Payments for capital assets	16,7	9,9	1,8	23,5
Payments for financial assets	3,4	-2,9	0,0	-7,2
Statutory amounts**	542,8	7,3	119,6	4,2
Of which: Interest on debt	126,3	10,2	19,6	-3,0
Total expenditure	1 222,3	8,0	270,7	6,8

*	Fiscal 2014/15 to fiscal 2015/16
**	Including extraordinary payments

In the first quarter of fiscal 2015/16, current payments recorded a year-on-year rate of increase of about 9 per cent. The rise in current payments was driven by higher spending by the Departments of Police as well as Defence and Military Veterans. These two departments form part of the Justice, Crime Prevention and Security cluster, which contributed 73,3 per cent to total current payments.

Transfers and subsidies registered an increase over the period under review that was well-aligned with the budget for the full fiscal year. Departments within the Social Services cluster – mainly responsible for education, health and social services – accounted for 63 per cent of total transfers and subsidies. Further contributions to the higher transfers and subsidies were from the Department of Transport, which falls under the Economic Services and Infrastructure Development cluster.

Expenditure on capital assets amounted to R1,8 billion in April–June 2015, or 23,5 per cent more than in the corresponding period of the previous fiscal year. The Department of Water and Sanitation had to drive urgent critical projects due to drought disasters and some carry-over of the bulk water infrastructure projects from fiscal 2014/15. The Budget Review 2015 estimated that payments for capital assets would increase by 9,9 per cent year on year to total R16,7 billion in fiscal 2015/16.

In the period under review, payments for financial assets decreased by 7,2 per cent in April–June 2015 when compared with the first three months of fiscal 2014/15. This spending item mainly consists of the recapitalisation of state-owned companies.

Interest paid on national government debt amounted to R19,6 billion, representing a year-on-year rate of contraction of 3 per cent. However, the interest bill should normalise during the year. This spending category was originally budgeted to increase by 10 per cent and total about R126 billion in fiscal 2015/16.

Quarterly Bulletin September 2015

Box 8 Restructuring of national government vote programmes

In fiscal 2015/16, the number of vote programmes of national government increased from 38 to 40. The separate vote for Government Communication and Information System was discontinued and migrated to a reconstituted Department of Communications. Three new vote programmes were created, namely the Department of Telecommunications and Postal Services, which oversees the state-owned Telkom and the Post Office; the Office of the Chief Justice and Judicial Administration; and the Small Business Development Department. Various vote programmes also changed names as listed below:

•	The Independent Complaints Directorate has been changed to the Independent Police Investigative Directorate.

•	Performance Monitoring and Evaluation has been changed to Planning, Monitoring and Evaluation.

•	Women, Children and People with Disabilities has been changed to Women.

•	Water Affairs has been changed to Water and Sanitation.

Equitable share transfers to provinces, the main source of provincial governments’ revenue, recorded a year-on-year rate of increase of 5,6 per cent, amounting to R95,7 billion in April–June 2015. In the Budget Review 2015, equitable share transfers were projected to amount to R383 billion in fiscal 2015/16 as a whole. The Budget Review 2015 provided for an amount of R10,7 billion to be transferred from the National Revenue Fund to metros as their share of the general fuel levy in fiscal 2015/16. The first payment is normally made in August of each fiscal year as their new budget cycle only starts in July.

In the first quarter of fiscal 2015/16, the cash-flow expenditure of national government amounted to R262 billion, or 5,8 per cent more than in April–June 2014 after accounting for cash-flow adjustments.14 These adjustments include surrenders, outstanding transfers, the revaluation of inflation-linked bonds, and amortised discount.

The revenue of national government amounted to R234 billion15 in the first three months of fiscal 2015/16 – some 7,6 per cent more than in the same period of the previous fiscal year. Most of the main tax categories recorded increases although company tax collections contracted. National government revenue was originally budgeted to increase by 9,9 per cent year on year to amount to R1 049 billion in fiscal 2015/16. As a ratio of GDP, national government revenue amounted to 23,6 per cent in April–June 2015 – slightly higher than the ratio of 23,2 per cent recorded a year earlier.

Quarterly Bulletin September 2015

National government revenue in fiscal 2015/16

	Originally budgeted Full 2015/16		Actual Apr–Jun 2015
Revenue source
	R billions	Percentage change*	R billions	Percentage change*
Taxes on income, profits and capital gains	620,9	10,5	145,4	7,9
Income tax on individuals	394,7	11,5	88,3	14,0
Income tax on companies	203,7	9,2	50,2	-2,1
Payroll taxes	14,7	4,7	3,6	17,2
Taxes on property	13,7	9,8	3,6	21,3
Taxes on goods and services	389,2	9,2	82,3	12,3
Value-added tax (VAT)	283,8	8,6	57,2	10,3
Domestic VAT	314,0	9,4	71,3	3,3
Import VAT	140,0	2,5	27,1	12,6
Taxes on international trade and transactions	42,6	2,6	8,1	12,2
Import duties	41,7	2,9	7,9	13,1
Other revenue**	19,3	-5,3	4,4	-52,4
Less: SACU*** payments	51,0	-1,4	13,3	2,6
Total revenue	1 049,3	9,9	234,0	7,6

*	Fiscal 2014/15 to fiscal 2015/16
**	Including extraordinary receipts
***	Southern African Customs Union

Higher collections from taxes on income, profits and capital gains were boosted by strong growth in personal income tax, which outweighed the contraction in corporate income tax collections. Personal income tax increased on account of an increase in pay-as-you-earn (PAYE) receipts, partly due to the civil-servant pay increases that were implemented in June 2015. Income tax on companies contracted year on year by 2,1 per cent, owing to lower provisional payments mainly due to the weak performance of the mining and manufacturing sectors. Withholding tax on dividends continued to increase as companies returned their profits to shareholders rather than reinvesting them.

The substantial increase in taxes on property was driven by a significant year-on-year increase recorded in securities transfer tax, together with a firm increase in transfer duties. Higher collections of securities transfer tax reflected the brisk activity in the capital market.

Quarterly Bulletin September 2015

Taxes on goods and services recorded a notable year-on-year rate of increase, which was above the yearly budgeted increase for this tax category. The increase in taxes on goods and services stemmed from a sharp rise in general fuel levy receipts, together with brisk collections of value-added tax (VAT) and excise duties. The steep increase recorded in the general fuel levy receipts could be attributed to lower-than-expected diesel refunds together with a one-off collection in April 2015. Domestic VAT collections recorded a small year-on-year increase, owing to lower payments from large vendors in the finance, manufacturing, wholesale and retail trade sectors. Higher imports of electrical machinery and equipment boosted import VAT receipts. Taxes on international trade and transactions increased due to higher collections of import duties in the first quarter of fiscal 2015/16.

The budgeted amount for Southern African Customs Union (SACU) payments for fiscal 2015/16 amounted to R51 billion, or 1,4 per cent less than in fiscal 2014/15. The 2015/16 shares have been adjusted to take into account the discrepancies in the payment of the 2014/15 SACU revenue shares. The amount paid out in April 2015 to the SACU member states amounted to R13,3 billion.

Netting national government revenue and expenditure yielded a cash-book deficit of R36,7 billion in April–June 2015, or R0,7 billion more than the cash-book deficit recorded in the first three months of the previous fiscal year. The level of national government expenditure was higher than national government revenue collections, which contributed to the slightly higher cash-book deficit during the period under review. According to the Budget Review 2015, a cash-book deficit of R173 billion was projected in fiscal 2015/16, or 4,1 per cent of GDP. In the first quarter of fiscal 2015/16, the cash-book deficit reached 3,7 per cent of GDP – remaining broadly unchanged when compared with the deficit ratio recorded in April–June 2014.

The primary balance16 is a useful indicator of the current fiscal effort and fiscal sustainability in a country. In the first quarter of fiscal 2015/16, the primary deficit of national government amounted to R17,2 billion, or 1,7 per cent of GDP. This could be measured against a primary deficit of about R16 billion, or 1,7 per cent of GDP recorded in the corresponding period of the previous fiscal year.

In the first quarter of fiscal 2015/16, the cash-flow deficit of national government amounted to R23,3 billion. This could be compared with a higher cash-flow deficit of R29,5 billion recorded in the first three months of the previous fiscal year. During the period under review, cash-flow revenue increased at a higher rate than cash-flow expenditure, which contributed to the lower cash-flow deficit. After accounting for the cost on the revaluation of foreign debt at redemption,

Quarterly Bulletin September 2015

the net borrowing requirement amounted to R23,7 billion in April–June 2015. This net borrowing requirement was lower than the net borrowing requirement recorded in the first three months of the preceding fiscal year.

National government planned to raise R13,0 billion from Treasury bills and R145 billion from domestic long-term government bonds in fiscal 2015/16. National Treasury launched a new fixed-income bond and an inflation-linked bond in July 2015. The R2035 and the I2033 bonds were named according to their type and year of maturity, with coupon rates of 8,875 per cent and 1,875 per cent respectively. It was expected that another fixed-income bond, namely the R2040, would be introduced later in fiscal 2015/16. Net issues of Treasury bills and short-term loans from the Corporation for Public Deposits worth R1,7 billion were recorded in the first three months of fiscal 2015/16.

In the first quarter of fiscal 2015/16, government’s net issues of domestic bonds amounted to R37,0 billion. Of this amount, R13,3 billion consisted of inflation-linked bonds, bringing the outstanding balance on these indexed instruments to R372 billion at the end of June 2015. These bonds now account for 25,6 per cent of total domestic marketable bonds. While government continued to finance the bulk of the deficit domestically, it should be borne in mind that although rand-denominated bonds are domestic debt instruments, non-residents do buy and hold them on a significant scale; in mid-2015 non-residents held 35 per cent of the total amount in issue. However, the non-monetary domestic private sector and the Public Investment Corporation (PIC) continued to be the main holders of domestic marketable bonds.

National government financing in fiscal 2015/16

R billions

Item or instrument	Originally budgeted Full 2015/16[1]	Actual Apr–Jun 2015		Actual Apr–Jun 2014
Deficit	173,1	23,3	[2]	29,5	[2]
Plus: Cost/profit on revaluation of foreign debt at redemption[3]	1,4	0,4		4,5
Net borrowing requirement	174,4	23,7		34,0
Treasury bills	13,0	1,7		8,2
Domestic government bonds	144,8	37,0		36,8
Foreign bonds and loans	9,2	-0,9		-7,5
Change in available cash balances[4]	7,4	-14,1		-3,6
Total net financing[5]	174,4	23,7		34,0

1.	Budget Review 2015
2.	Cash-flow deficit (This differs somewhat from the cash-book deficit)
3.	Cost +, profit -
4.	Increase –, decrease +
5.	Components may not add up to totals due to rounding

In the April–June quarter, Treasury bills were issued at an average interest rate of 5,9 per cent, while conventional bonds attracted an average real yield of 8,1 per cent and inflation-linked bonds an average real yield of 1,6 per cent per annum. Between March and June 2015, the average outstanding maturity of national government’s domestic marketable bonds lengthened slightly from 170 months to 172 months.

Foreign bonds and loans recorded net redemptions to the value of R0,9 billion in the first quarter of fiscal 2015/16. The average remaining maturity of the foreign marketable bonds of national government shortened from 115 months at the end of March 2015 to 111 months at the end of June.

The funding activities of national government increased its available cash balances by R14,1 billion, bringing these balances to R226 billion as at 30 June 2015. Deposits with the Bank amounted to R155 billion as at 30 June 2015.

Quarterly Bulletin September 2015

The sustained issuance of Treasury bills and government bonds resulted in further increases in the national government’s domestic debt. Between March and June 2015, domestic debt rose from R1 632 billion to R1 685 billion. Government’s total debt portfolio continued to be comprised mainly of domestic debt instruments.

The foreign debt of national government remained broadly unchanged at R167 billion – 9 per cent of total debt – from March 2015 to the end of June 2015, as the impact of minor redemptions was neutralised by the depreciation of the rand.

The total gross loan debt of national government, inclusive of domestic and foreign debt, increased from R1 799 billion to R1 851 billion between March and June 2015. As a ratio of GDP, total gross loan debt rose from 46,8 per cent to 47,5 per cent during the period under review. The Budget Review 2015 envisaged that total gross loan debt would total R1 983 billion, or approximately 47 per cent of GDP, at the end of fiscal 2015/16.

Quarterly Bulletin September 2015

Statement of the Monetary Policy Committee

23 July 2015

Issued by Lesetja Kganyago, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee in Pretoria

Since the previous meeting of the Monetary Policy Committee (MPC), the global environment has been dominated by heightened uncertainty relating to the debt crisis in Greece and the sharp decline in equity prices in China. While the tail risks from these events appear to have dissipated somewhat, uncertainties still remain. At the same time, the risks associated with financial market volatility related to the timing of the first increase in the United States (US) policy rate persist.

Domestically, the growth outlook remains weak, as both the supply and the demand sides remain constrained amid declining business and consumer confidence. The inflation forecast has deteriorated slightly since the previous meeting, notwithstanding the lower-than-expected outcome in June. Headline inflation is expected to breach the upper end of the target range during the first two quarters of next year, while upside risks posed by the exchange rate have increased.

The year-on-year inflation rate, as measured by the consumer price index (CPI) for all urban areas, stood at 4,6 per cent and 4,7 per cent in May and June respectively.

The latter surprised on the downside due to, inter alia, lower-than-expected increases in food price and rental inflation, with upside pressures coming from higher petrol prices. The categories of housing and utilities, food and non-alcoholic beverages, and miscellaneous goods and services contributed 3,1 percentage points to the overall inflation outcome. The South African Reserve Bank’s (the Bank) measure of core inflation – which excludes food, fuel and electricity – moderated from 5,7 per cent in May to 5,5 per cent in June.

Producer price inflation (PPI) for final manufactured goods continued its upward trend, having reached a low point of 2,6 per cent in February. In April and May, the PPI measured 3,0 per cent and 3,6 per cent respectively. The latter was above market consensus, driven by higher-than-expected food, beverage and tobacco product prices which, at 2,2 percentage points, were also the main contributor to the annual change in the PPI. The upward trend is expected to persist, driven by rising agricultural crop prices and electricity tariffs.

The inflation forecast of the Bank has changed marginally since the previous meeting of the MPC, with headline inflation now expected to average 5,0 per cent in 2015, up from 4,9 per cent previously. The forecast for the first two quarters of next year has also been revised upwards by 0,1 percentage points to 6,9 per cent and 6,1 per cent respectively, with a return to within the target range by the third quarter. However, the forecast average inflation for both 2016 and 2017 is unchanged at 6,1 per cent and 5,7 per cent respectively.

The forecast for core inflation is unchanged and is expected to average 5,6 per cent in 2015, moderating to 5,4 per cent and 5,2 per cent in the next two years. As before, much of the persistence of core inflation at these levels is attributed to high levels of wage growth, currency depreciation, and inflation expectations entrenched at the upper end of the target range.

The headline inflation forecast assumes electricity price increases of 13,0 per cent in July 2016 and July 2017. Although the current multi-year price determination allows for an 8 per cent increase from July next year, Eskom is expected to apply for a clawback on diesel usage, and this accounts for the additional 5 percentage point assumption in the model. The main assumptions underlying the model are listed in the annexure to this statement.

Inflation expectations, as reflected in the survey conducted by the Bureau for Economic Research (BER) at Stellenbosch University, have shown a near-term deterioration but are more or less unchanged over the two-to-three-year horizon. Average inflation expectations for 2015 and 2016 increased by 0,2 percentage points, to 5,6 per cent and 6,1 per cent respectively, but declined marginally to 5,8 per cent for 2017. The deterioration was mainly driven by marked

Quarterly Bulletin September 2015

increases, of 0,6 and 0,4 percentage points respectively, by analysts for 2015 and 2016, and smaller increases by business people. The expectations of analysts and trade unionists remain within the target range but close to its upper end. The expectations of business people are above the target range, with a deterioration over all three years. Average five-year inflation expectations increased from 5,8 per cent to 6,0 per cent.

The median inflation expectations of analysts polled in the Reuters Econometer Survey are almost identical to the Bank’s forecast. The break-even inflation expectations, as reflected in the yield differential between conventional government bonds and inflation-linked bonds, are relatively unchanged since the previous meeting and remain above the target range for all maturities.

Global economic growth has been revised downwards recently, mainly due to the weak first-quarter outcome in the US. While the recovery in the US still appears to be on track amid continued improvements in the labour market, growth this year is expected to be closer to the 2 per cent level compared with expectations of around 3 per cent earlier in the year. The steady but slow improvement in the euro area has continued, following a better-than-expected first-quarter outcome. However, the outlook for the region will in part depend on avoiding negative spillovers from the Greek debt crisis. The near-term risks from this crisis appear to have been averted for now, but the longer-term sustainability of the Greek debt burden remains a concern. Growth in Japan is expected to remain positive but subdued.

The Chinese economy grew at a year-on-year rate of 7,0 per cent in the second quarter, but some moderation is expected in the coming quarters. The sharp correction in the Chinese equity markets appears to have been contained by strong intervention by the authorities, and the impact on the broader economy is expected to be relatively limited, but it does point to some fragility in the financial sector. The slowdown in China has continued to impact on commodity prices, with the platinum price, for example, declining to its lowest level in six years. The prospects for a number of other larger emerging-market economies, particularly Russia and Brazil, remain weak.

Global inflation pressures, particularly in the advanced economies, remain benign, reinforced by declining commodity prices, including that of oil. Against this backdrop, the monetary policy stances in most advanced and emerging-market economies have either remained unchanged or become more accommodative since the previous MPC meeting, with the exception of Brazil where interest rates were increased further. Monetary policies in the advanced economies are likely to remain asynchronous: highly accommodative stances in the eurozone and Japan are likely to persist for some time, while a start of monetary policy tightening is likely in the US sometime this year, followed by the United Kingdom (UK).

The rand exchange rate has been relatively volatile and depreciated significantly since the previous meeting of the MPC. The rand, along with a number of other emerging-market currencies, has been particularly sensitive to changing global risk perceptions relating to the Greek crisis, the volatility in Chinese equity markets, declining commodity prices, and expectations of the start of US monetary policy tightening. Since the previous meeting of the MPC, the rand has traded in a wide band of between R11,82 and R12,58 against the US dollar. Over the period, the rand has depreciated by 5,0 per cent against the US dollar, by 3,6 per cent against the euro, and by 3,5 per cent on a trade-weighted basis.

The rand found some support from the improved current-account outcome of 4,8 per cent of gross domestic product (GDP) in the first quarter of 2015 and the more favourable recent trade data. While these better outcomes may reflect the depreciated real effective exchange rate, further gains are likely to be constrained by the recent decline in commodity prices. The Bank forecasts a current-account deficit of around 4,6 per cent of GDP for the year.

Global capital flows have remained relatively volatile against the backdrop of changing risk perceptions. This has been reflected in non-resident bond and equity flows: according to data from the JSE Limited (JSE), non-residents were net sellers of South African government bonds to the value of R12,7 billion in May and June, but were net buyers of equities to the value of R17,7 billion. To date in July, non-residents have been net buyers of equities and bonds to the value of R3,7 billion and R2,4 billion respectively.

Quarterly Bulletin September 2015

The rand remains a significant risk factor to the inflation outlook given the vulnerability of both the rand and long bond yields to possible US interest rate increases as well as a deterioration in South Africa’s terms of trade. The inflation forecast assumes a relatively stable real effective exchange rate over the forecast period, implying a nominal effective depreciation in line with inflation differentials between South Africa and her major trading partners. A nominal depreciation in excess of this would pose an upside risk to inflation, although this risk could be ameliorated to some extent should the relatively low pass-through from the exchange rate to inflation persist. The extent to which US policy tightening is already priced into the exchange rate also remains uncertain.

The domestic growth outlook remains subdued amid continued electricity-supply constraints as well as weak business and consumer confidence. Growth in the first quarter of 2015 measured 1,3 per cent, and high-frequency data suggest that second-quarter growth is likely to be broadly similar. The Bank’s forecast for growth in each year of the forecast period has been revised down marginally, to 2,0 per cent in 2015 and 2,1 per cent in 2016, rising to 2,6 per cent in 2017 when some easing of the electricity-supply constraint is assumed. However, risks to growth are still assessed to be moderately on the downside. The recent further decline in the Bank’s composite leading business cycle indicator also suggests a continuation of the weak growth outlook.

The RMB/BER business confidence index has declined for two consecutive quarters, measuring 43 index points in the second quarter of 2015, with confidence in the manufacturing sector particularly low, at 29 index points. The physical volume of manufacturing production has contracted on a month-on-month basis in three of the first five months of this year, and this sector is expected to record negative growth in the second quarter. Although the Purchasing Managers’ Index (PMI) improved in May and June, it remains around the 50 index point level, consistent with a constrained outlook. The mining sector, by contrast, has displayed some resilience, particularly in the platinum-group metals (PGMs) subsector, although the weaker platinum and palladium prices are expected to create further headwinds.

Underlying this subdued growth outlook is the persistent weakness in growth in gross fixed capital formation, particularly by the private sector. These trends contributed to a contraction in non-agricultural formal sector employment, both on a quarter-on-quarter and on a year-on-year basis. During the four quarters to the first quarter of 2015, over 41 000 jobs were shed, of which just over 30 000 were in the private sector.

Although consumption expenditure of households improved somewhat in the first quarter of 2015, this was probably induced by temporary factors, including the decline in the petrol price and lower food price inflation. However, following the increase in personal income taxes alongside higher electricity tariffs and a reversal of the petrol price declines, the outlook for consumption expenditure has deteriorated. This negative outlook is reflected in slowing retail sales growth, declining motor vehicle sales, and the continued weak pace in credit extended to households by the banking sector. Tighter affordability criteria as well as proposals to cap interest charges on unsecured loans are likely to constrain bank credit extension to households further. This is in contrast to the continued buoyant growth in credit extension to the corporate sector. Against this backdrop, the FNB/BER consumer confidence index reached a 14-year low in the second quarter of 2015.

Notwithstanding the recent moderation in nominal wage growth, the pace of growth remains high and contributes to the persistence of inflation at higher levels. Year-on-year growth in nominal salaries and wages per worker moderated to 6,7 per cent in the first quarter of 2015, from 7,3 per cent in the previous quarter. Adjusting for productivity increases, due in part to employment reductions, labour cost increases declined to 4,1 per cent in the first quarter. According to Andrew Levy Employment Publications, the average settlement rate in collective bargaining agreements declined to 7,8 per cent in the first half of 2015, compared with 8,1 per cent in 2014 as a whole.

Food prices remain a concern to the MPC, despite the continued moderation of food price inflation at the CPI level having measured 4,6 per cent in May and 4,3 per cent in June. However,

Quarterly Bulletin September 2015

the continuing drought in parts of the country has contributed to the upside risk to the outlook, despite benign global food price inflation. Maize and wheat prices have increased significantly since the beginning of the year, and we are yet to see the full impact on consumer prices. At the PPI level, however, cereal and crop price inflation accelerated to 17,8 per cent in May, and both wheat and maize prices are now trading at around import parity levels.

International oil prices have been somewhat weaker since the previous meeting of the MPC, following higher output by Saudi Arabia and the prospects of a resumption of oil exports by Iran. This follows two consecutive months of oil prices in the range of US$60–65 per barrel. Since early July, spot prices have traded below US$60 per barrel, while futures prices are currently trading at around US$58 per barrel for December delivery. The Bank’s forecast assumes a moderate increase in oil prices over the forecast period. Domestic petrol prices have increased by about 90 cents per litre in the past two months. Should current trends persist, a price reduction of around 40 cents per litre is likely in August.

While the June inflation outcomes were below expectations, this respite is expected to be temporary. The persistence of forecast inflation at elevated levels and the continued upside risks to the outlook remain a concern to the MPC. Although inflation is currently within the target range, given the lags in monetary policy changes on inflation, the focus of policy continues to be on the medium-term trend and to ensure that inflation remains comfortably and sustainably within the target range.

Inflation is expected to breach the upper end of the target range for two quarters, and the medium-term trajectory remains uncomfortably close to the upper end of the target range. The upside risks make this trajectory vulnerable to any significant changes in inflation pressures.

Although the risks of higher electricity tariffs have not materialised yet, other upside risks persist. The rand remains vulnerable to the global market reaction to US monetary policy normalisation, particularly in the context of South Africa’s twin deficits. Pressures on the exchange rate have been exacerbated by the recent significant decline in commodity prices, which are likely to impede the favourable current-account adjustment. Some of the rand adjustment has already occurred since the previous MPC meeting, but further reaction to US monetary policy tightening could cause inflation to diverge even further from target and set in motion an exchange rate-inflation spiral. Further upside risks are expected to come from food prices, which have yet to react to the significant increases in spot prices of agricultural commodities.

The MPC has been indicating for some time that it is in a hiking cycle in response to rising inflation risks and a normalisation of the policy rate over time. The MPC is cognisant of the fact that domestic inflation is not driven by demand factors, and the outlook for household consumption expenditure remains subdued. Economic growth remains subdued, constrained by electricity-supply disruptions as well as low business and consumer confidence, and the risks to the outlook remain on the downside. However, as emphasised previously, the MPC must be mindful of the risk of second-round effects on inflation, and it is concerned that failure to act against these heightened pressures and risks will cause inflation expectations to become entrenched at higher levels.

The MPC has therefore decided to continue on its path of gradual policy normalisation. Accordingly, the repurchase rate will increase by 25 basis points to 6,0 per cent per annum with effect from 24 July 2015. Four members favoured the 25 basis point increase, while two members favoured an unchanged stance.

The expected inflation trajectory implies that the real repurchase rate remains low and possibly still slightly negative at times, and below its longer-term average. The monetary policy stance therefore remains supportive of the domestic economy. The continuing challenge is for monetary policy to achieve a fine balance between achieving the Bank’s core mandate of price stability and not undermining short-term growth unduly. Monetary policy actions will continue to be sensitive, to the extent possible, to the fragile state of the economy. As before, any future moves will therefore be highly data-dependent.

Quarterly Bulletin September 2015

Annexure

Summary of assumptions

1.	Foreign-sector assumptions

Percentage changes (unless otherwise indicated)	Actual		Forecast
	2013	2014	2015	2016	2017
1. Real GDP growth in South Africa’s major trading partner countries	3,1%	3,1%	3,0%	3,3%	3,3%
			(3,3%)	(3,5%)	(3,4%)
2. International commodity prices in US$ (excluding oil)	-6,4%	-9,8%	-17,0%	0,0%	5,0%
			(-14,0%)	(5,0%)	(5,0%)
3. Brent crude (US$/barrel)	108,8	99,2	60,2	65,0	68,1
			(60,2)	(65,0)	(68,1)
4. World food prices (US$)	-1,6%	-3,8%	-14,0%	1,5%	2,5%
			(-11,0%)	(2,0%)	(2,5%)
5. International wholesale prices	0,3%	-0,1%	-2,2%	0,8%	1,3%
			(-2,0%)	(1,0%)	(1,5%)
6. Real effective exchange rate of the rand (index 2010 = 100)	81,91	79,17	81,29	80,50	80,50
			(81,60)	(81,30)	(81,30)
7. Real effective exchange rate of the rand	-10,1%	-3,3%	2,7%	-1,0%	0,0%
			(3,1%)	(-0,4%)	(0,0%)

2.	Domestic-sector assumptions

Percentage changes (unless otherwise indicated)	Actual		Forecast
	2013	2014	2015	2016	2017
1. Real government consumption expenditure	3,3%	1,9%	1,0%	1,5%	1,5%
			(2,0%)	(1,5%)	(1,5%)
2. Administered prices	8,7%	6,7%	2,8%	9,6%	8,4%
			(2,5%)	(9,5%)	(8,3%)
– Petrol price	11,8%	7,2%	-7,2%	11,7%	6,4%
			(-8,4%)	(11,1%)	(6,5%)
– Electricity price	8,7%	7,2%	9,7%	12,5%	13,0%
			(10,1%)	(13,1%)	(13,1%)
3. Potential growth	2,2%	2,1%	2,1%	2,2%	2,3%
			(2,2%)	(2,2%)	(2,4%)
4. Repurchase rate (per cent)	5,00	5,57	5,75	5,75	5,75
			(5,75)	(5,75)	(5,75)

*	The figures in brackets represent the previous assumption of the Monetary Policy Committee (MPC).

Quarterly Bulletin September 2015

Foreign-sector assumptions

1.	Trading partner gross domestic product (GDP) growth is determined broadly using the Global Projection Model (GPM) of the International Monetary Fund (IMF), which is then adjusted to aggregate the GDP growth rates of South Africa’s major trading partners on a trade-weighted basis. Individual projections are done for the four largest trading partners: the euro area, China, the United States (US) and Japan. The remaining trading partners are grouped into three regions: Emerging Asia (excluding China), Latin America and the Rest of Countries bloc. The assumption takes account of country-specific ‘consensus’ forecasts as well as IMF regional growth prospects.

2.	The commodity price index is a weighted aggregate price index of the major South African export commodities based on 2010 prices. The composite index represents the total of the individual commodity prices multiplied by their smoothed export weights. Commodity price prospects generally remain commensurate with global liquidity as well as commodity supply/ demand pressures as reflected by the pace of growth in the trading partner countries.

3.	The Brent crude oil price is expressed in US dollar per barrel. The assumption incorporates an analysis of the factors of supply, demand (using global growth expectations) and inventories of oil (of all grades) as well as the expectations of the US Energy Information Administration (EIA), Organization of the Petroleum Exporting Countries (OPEC) and Reuters.

4.	World food prices uses the composite food price index of the Food and Agriculture Organization of the United Nations (FAO) in US dollar. The index is weighted using average export shares and represents the monthly change in the international prices of a basket of five food commodity price indices (cereals, vegetable oil, dairy, meat and sugar). World food price prospects incorporate selected global institution forecasts for food prices as well as imbalances from the anticipated trend in international food supplies relative to expected food demand pressures.

5.	International wholesale prices refers to a weighted aggregate of the producer price indices (PPIs) of South Africa’s major trading partners, as per the official real effective exchange rate calculation of the South African Reserve Bank (the Bank). Although individual country consumer price inflation (CPI) forecasts provide a good indication for international wholesale price pressures, the key drivers of the assumed trend in global wholesale inflation are oil and food prices as well as expected demand pressures emanating from the trends in the output gaps of the major trading partner countries. Other institutional forecasts for international wholesale prices are also considered.

6.	The real effective exchange rate is the nominal effective exchange rate of the rand deflated by the producer price differential between South Africa and an aggregate of its trading partner countries (as reflected in the Quarterly Bulletin published by the Bank). Although the nominal rate is a weighted average of South Africa’s 20 largest trading partners, particular focus is placed on the rand outlook against the US dollar, the euro, the Chinese yuan, the British pound and the Japanese yen. The assumed trend in the real effective exchange rate remains constant from the latest available quarterly average over the projection period. However, due to the time delay in the calculation of the real effective exchange rate, the most recent trend in the nominal effective exchange rate is adjusted with the assumed trend for the domestic and foreign price differential for the current quarter. This may result in a technical annual adjustment over the current and next forecast year that differs from zero.

Quarterly Bulletin September 2015

Domestic-sector assumptions

1.	Government consumption expenditure (real) is broadly based on the most recent National Treasury budget projections. However, since these projections take place twice a year, the most recent actual data points also play a significant role in the assumptions process.

2.	Administered prices represent the total of regulated and non-regulated administered prices as reflected by Statistics South Africa (Stats SA). Their weight in the consumer price index basket is 18,48 per cent and the assumed trend over the forecast period is largely determined by the expected pace of growth in petrol prices, electricity tariffs, school fees as well as water and other municipal assessment rates.

The petrol price is an administered price and comprises 5,68 per cent of the overall basket. The basic fuel price (which currently accounts for roughly half of the petrol price) is determined by the exchange rate and the price of petrol quoted in US dollars at refined petroleum centres in the Mediterranean, the Arab Gulf and Singapore. The remainder of the petrol price is made up of wholesale and retail margins as well as the fuel levy and contributions to the Road Accident Fund (RAF). Since most taxes and retail margins are changed once a year, the assumed trajectory of the petrol price largely reflects the anticipated trend in oil prices and the exchange rate.

The electricity price is an administered price measured at the municipal level with a weight of 4,13 per cent in the CPI basket. Electricity price adjustments generally take place in July and August of each year, and the assumed pace of increase over the forecast period reflects the multi-year price determination (MYPD) by the National Energy Regulator in respect of Eskom, with a slight adjustment for measurement at municipal level.

3.	The pace of potential growth is derived from the Bank’s semi-structural potential output model. The measurement accounts for the impact of the financial cycle on real economic activity and introduces economic structure via the relationship between potential output and capacity utilisation in the manufacturing sector (See South African Reserve Bank Working Paper Series WP/14/08).

4.	The repurchase rate, or the ‘repo rate’, is the official monetary policy instrument and represents the interest rate at which banks borrow money from the Bank. Although the rate is held constant over the forecast period, this assumption is relaxed in alternative scenarios where, for instance, the policy rate responds to deviations of output from its potential and the gap between future inflation and the inflation target, in other words, via a stylised ‘Taylor rule’, one that is based on market expectations of the future path of the policy rate, and other paths (as requested).

Quarterly Bulletin September 2015

Selected forecast results: Monetary Policy

Committee Meeting on 23 July 2015

Selected forecast results (quarterly)

Year-on-year percentage change	Actual						Forecast
	1	2	3	4	2014	1	2	3	4	2015	1	2	3	4	2016	1	2	3	4	2017
1. Headline inflation	5,9	6,5	6,2	5,7	6,1	4,2	4,7	5,2	5,8	5,0	6,9	6,1	5,8	5,7	6,1	5,7	5,6	5,6	5,6	5,7
							(4,6)	(5,0)	(4,6)	(4,8)	(6,8)	(6,0)	(5,9)	(5,8)	(6,1)	(5,7)	(5,7)	(5,6)	(5,6)	(5,7)
2. Core inflation	5,4	5,6	5,7	5,7	5,6	5,7	5,7	5,6	5,5	5,6	5,5	5,4	5,4	5,3	5,4	5,3	5,2	5,2	5,1	5,2
							(5,7)	(5,5)	(5,4)	(5,6)	(5,4)	(5,4)	(5,4)	(5,3)	(5,4)	(5,3)	(5,2)	(5,1)	(5,1)	(5,2)

Selected forecast results (annual)

Per cent	Actual		Forecast
	2013	2014	2015	2016	2017
1. Real gross domestic product (GDP) growth	2,2%	1,5%	2,0%	2,1%	2,6%
			(2,1%)	(2,2%)	(2,7%)
2. Current account as a ratio to nominal GDP	-5,8	-5,4	-4,6	-4,6	-4,6
			(-4,7)	(-4,6)	(-4,7)

Quarterly Bulletin September 2015

Notes to tables

Capital market activity: Primary and secondary markets – Table S–30

The separate columns showing net issues of bonds by central government (2030M) and by local governments (2031M) were combined and are now shown as general government net issues (2015M). The figures of local governments were insignificant. The ‘other borrowers’ (2033M) column was removed. This time series historically consisted of the net issues of loans by universities and former technikons which are non-marketable and therefore not relevant for this table; and of the net issues of bonds issued by financial public enterprises, namely the Industrial Development Corporation of South Africa Limited (IDC) and Development Bank of Southern Africa (DBSA). The data of the IDC and DBSA were historically extracted and added to that of non-financial public enterprises to form a new series for total public enterprises (2016M) that is now published in the table.

The JSE’s total share market capitalisation (2024M) and total bond market capitalisation (2025M) were added under ‘secondary market indicators’. Bond market capitalisation includes revalued inflation-linked government bonds.

National government debt – Table S–52 and S–53

The table has been amended to disaggregate the total marketable bonds into three categories: fixed-rate bonds, inflation-linked bonds, and zero-coupon and floating-rate bonds.

Ownership distribution of domestic marketable bonds of non-financial and financial public enterprises and corporations Table S–63

The table for the non-financial public enterprises and corporations has been populated with ownership distribution data from STRATE, whereas previously only the totals were reported. A new table with the ownership distribution of domestic marketable bonds of financial public enterprises and corporations has also been added and populated with data from STRATE, improving the coverage of the public-sector debt in the Quarterly Bulletin. The analysis of the non-financial and financial public enterprises and corporations only includes those institutions that issue marketable bonds.

Balance sheets for social security funds, local governments, and non-financial public enterprises and corporations Tables S–76 to S–78

The balance sheet presentation for the subsectors of the public sector has been amended according to the Government Finance Statistics Manual 2014 and G-20 requirements. While some series remain the same, changes have been made to cater for more appropriate asset and liability categorisation, guided by the international standard manual.

Exchange rates – Table S–106

The monthly average exchange rates of the Brazilian real and the Russian rouble were added to the table. The addition of these currencies ensures that monthly average exchanges rates against the rand are available for all four BRIC countries.

Quarterly Bulletin September 2015